TSXV: DMT

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

AND

MANAGEMENT INFORMATION CIRCULAR

June 20, 2022

SMALL PHARMA INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting (the "Meeting") of the holders of the common shares (collectively, the "Shareholders" or individually, a "Shareholder") of Small Pharma Inc. (the "Corporation") will be held on Tuesday, July 19, 2022 at 10:00 a.m. (Toronto time). The Meeting will be a virtual meeting conducted via live audio webcast. The purpose of the Meeting is as follows:

1. to receive the audited financial statements of the Corporation for the financial year ended February 28, 2022, together with the report of the auditor thereon;

2. to elect the directors of the Corporation;

3. to appoint MNP LLP, as auditor of the Corporation for the ensuing year and to authorize the directors of the Corporation to fix its remuneration;

4. to consider and, if thought appropriate, pass, with or without variation, a resolution approving the Corporation's rolling stock option plan, as more fully described in the accompanying management information circular dated June 20, 2022 (the "Circular");

5. to consider and, if thought appropriate, pass, with or without variation, a special resolution approving the consolidation of the Common Shares by a ratio of up to 20:1, as more fully described in the Circular; and

6. to transact such other business as may properly be brought before the Meeting or any adjournment or adjournments thereof.

Accompanying this Notice of Annual and Special Meeting of Shareholders is the Circular and a copy of the audited financial statements of the Corporation for the financial year ended February 28, 2022, together with the report of the auditor thereon.  The record date for the determination of those Shareholders entitled to receive the Notice of Annual and Special Meeting of Shareholders and to vote at the Meeting was the close of business on Monday, June 13, 2022. As a shareholder of the Corporation, it is very important that you read the accompanying Circular and other Meeting materials carefully. They contain important information with respect to voting your Common Shares and attending and participating at the Meeting.

The Meeting will be held virtually and Shareholders will not be able to attend the Meeting in person. Shareholders who choose to attend the Meeting will do so by accessing a live audio webcast of the Meeting via the internet. Shareholders and duly appointed proxyholders can access the Meeting by visiting https://web.lumiagm.com/245720019. The password for the Meeting is small2022 (case sensitive). At this website, Shareholders will be able to listen to the Meeting live, submit questions and submit their vote while the Meeting is being held. We believe hosting the Meeting virtually will enable increased Shareholder attendance from different geographic locations and will encourage more active Shareholder engagement and participation at the Meeting.

Shareholders who are unable to attend the Meeting must follow the instructions on the proxy or voting instruction form. Only registered Shareholders and proxyholders may attend and vote at the Meeting. Shareholders that hold their shares with a bank, broker or financial intermediary that wish to vote at the Meeting must carefully follow the instructions provided by their intermediary. In order to be effective, proxies must be received by the Chair of the Meeting before the commencement of the Meeting or any adjournment thereof. If you are attending the Meeting, please log-on to the virtual meeting in advance to ensure that your vote will be counted.

Time is of the essence. It is recommended that you vote by telephone or internet to ensure that your vote is received before the Meeting. To cast your vote by telephone or internet, please have your proxy card or voting instruction form in hand and carefully follow the instructions contained therein. Your telephone or internet vote authorizes the named proxies to vote your common shares in the same manner as if you mark, sign and return your proxy card. If you vote by telephone or internet, your vote must be received on or before 10:00 a.m. (Toronto time) on Friday, July 15, 2022.

A Shareholder has the right to appoint a person (who need not be a Shareholder) to attend and act for such Shareholder and on his, her or its behalf at the Meeting other than the persons designated in the enclosed form of proxy (the "Appointee"). Such right may be exercised by inserting in the blank space provided for that purpose the name of the Appointee or by completing another proper form of proxy and, in either case, delivering the completed and executed proxy to the Corporation's transfer agent and registrar, Odyssey Trust Company, 67 Yonge St., Suite 702, Toronto, Ontario, Canada M8E 1J8 no later than two (2) business days (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting or any adjournment thereof. The Appointee will need to contact Odyssey Trust Company at appointee@odysseytrust.com to request a 12-digit control number. Without the control number, an Appointee will not be able to participate at the Meeting.

DATED at Vancouver, British Columbia this 20th day of June, 2022.

BY ORDER OF THE BOARD

"Peter Rands"

Peter Rands

Chief Executive Officer

SMALL PHARMA INC.

MANAGEMENT INFORMATION CIRCULAR

CURRENCY PRESENTATION

Unless otherwise indicated, all dollar amounts in this management information circular (the "Circular") are expressed in Canadian dollars, and, unless otherwise indicated, all amounts expressed in U.K. pounds are converted using an exchange rate of 1.5927, being the Bank of Canada exchange rate on the business day immediately preceding the date of this Circular.

SOLICITATION OF PROXIES

This Circular is furnished in connection with the solicitation of proxies by the management of Small Pharma Inc. (the "Corporation") for use at the annual and special meeting (the "Meeting") of holders (collectively, the "Shareholders" or individually, a "Shareholder") of common shares in the capital of the Corporation ("Common Shares") to be held virtually at the time and place and for the purposes set forth in the attached Notice of Annual and Special Meeting of Shareholders (the "Notice"). Shareholders can access the meeting by visiting https://web.lumiagm.com/245720019. The password for the meeting is small2022 (case sensitive). If you plan to vote at the Meeting, it is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure internet connectivity for the duration of the Meeting. You should allow ample time to log in to the Meeting online and complete the check-in procedures. The solicitation will be primarily by mail, but proxies may also be solicited personally or by telephone by regular employees of the Corporation. The cost of solicitation will be borne by the Corporation.

Except as noted below, the Corporation has distributed or made available for distribution, copies of the Notice, the Circular and form of proxy or voting instruction form (if applicable) (the "Meeting Materials") to clearing agencies, securities dealers, banks and trust companies or their nominees (collectively, the "Intermediaries") for distribution to Beneficial Shareholders (as defined below) whose Common Shares are held by or in custody of such Intermediaries. Such Intermediaries are required to forward such documents to Beneficial Shareholders unless a Beneficial Shareholder has waived the right to receive them. The Corporation has elected to pay for the delivery of the Meeting Materials to objecting Beneficial Shareholders by the Intermediaries. The Corporation is sending proxy-related materials directly to non-objecting Beneficial Shareholders, through the services of its transfer agent and registrar, Odyssey Trust Company. The solicitation of proxies from Beneficial Shareholders will be carried out by the Intermediaries or by the Corporation if the names and addresses of the Beneficial Shareholders are provided by Intermediaries. The Corporation will pay the permitted fees and costs of Intermediaries incurred in connection with the distribution of the Meeting Materials. The Corporation is not relying on the notice-and-access provisions of securities laws for delivery of the Meeting Materials to registered Shareholders or Beneficial Shareholders.

APPOINTMENT AND REVOCATION OF PROXIES

A registered Shareholder can vote by proxy whether or not they attend the Meeting. The persons named in the enclosed form of proxy are officers and/or directors of the Corporation. A registered Shareholder desiring to appoint some other person (who need not be a Shareholder) to represent him, her or it at the Meeting may do so either by inserting such person's name in the blank space provided in the applicable form of proxy or by completing another proper form of proxy. In either case, a registered Shareholder can vote by proxy by delivering the completed proxy to the Corporation's transfer agent and registrar, Odyssey Trust  Company, (a) by mail to Attn: Proxy Department, 67 Yonge St., Suite 702, Toronto, Ontario, Canada M5E 1J8 in the prepaid addressed envelope provided for that purpose, or (b) by voting online at https://login.odysseytrust.com/pxlogin clicking on vote and entering their 12 digit control number so as to arrive by no later than 10:00 a.m. (Toronto time) on Friday, July 15, 2022, or if the Meeting is adjourned, not less than 24 hours (excluding Saturdays, Sundays and holidays) before the time set for any reconvened meeting at which the proxy is to be used.

If you wish that a person other than the management nominees identified on the proxy attend and participate at the Meeting as your proxy and vote your Common Shares, you must submit your proxy appointing such third party proxyholder AND complete the additional step of registering the proxyholder by emailing Odyssey Trust Company at appointee@odysseytrust.com by no later than 10:00 a.m. (Toronto time) on Friday, July 15, 2022, or if the Meeting is adjourned, not less than 24 hours (excluding Saturdays, Sundays and holidays) before the time set for any reconvened meeting at which the proxy is to be used, and provide Odyssey Trust Company with the required proxyholder contact information, amount of Common Shares appointed, name in which the Common Shares are registered, so that Odyssey Trust Company may provide the proxyholder with a username via email. Failure to register the proxyholder with Odyssey Trust Company will result in the proxyholder not receiving login credentials to participate in the Meeting and not being able to attend, participate or vote at the Meeting.

A Shareholder has the right to revoke a proxy that has been submitted. To revoke a proxy, the Shareholder may deliver a written notice to the registered office of the Corporation at any time up to and including the last business day before the Meeting or any adjournment of the Meeting. The proxy may also be revoked on the day of the Meeting or any adjournment of the Meeting by delivering written notice to the chairman of the Meeting. In addition, the proxy may be revoked by any other method permitted by law. The written notice of revocation may be executed by the Shareholder or by an attorney who has the Shareholder's written authorization. If the Shareholder is a corporation, the written notice must be executed by its duly authorized officer or attorney.

EXERCISE OF DISCRETION BY PROXIES

The persons named in the accompanying form of proxy will vote the Common Shares in respect of which they are appointed in accordance with the direction of the Shareholders appointing them.  In the absence of such direction, such Common Shares will be voted in favour of the passing of the matters set out in the Notice.  The form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice and with respect to other matters which may properly come before the Meeting or any adjournment thereof.  At the time of the printing of this Circular, the management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice.  However, if any other matters which at present are not known to the management of the Corporation should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.

Legal Proxy - US Beneficial Shareholders

If you are a beneficial shareholder located in the United States and wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as your proxyholder, in addition to the steps described above and below under "How do I attend and participate at the Meeting?", you must obtain a valid legal proxy from your intermediary. Follow the instructions from your intermediary included with the legal proxy form and the voting information form sent to you, or contact your intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your intermediary, you must then submit such legal proxy to Odyssey Trust Company. Requests for registration from beneficial shareholders located in the United States that wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as their proxyholder must be sent by e-mail to appointee@odysseytrust.com and received by 10:00 a.m. (Toronto Time) on Friday, July 15, 2022.

HOW DO I ATTEND AND PARTICIPATE AT THE MEETING?

The Corporation is holding the Meeting as a completely virtual meeting, which will be conducted via live webcast. Shareholders will not be able to attend the Meeting in person. In order to attend, participate or vote at the Meeting (including for voting and asking questions at the Meeting), Shareholders must have a valid Username.

Registered Shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting online at https://web.lumiagm.com/245720019. Such persons may then enter the Meeting by clicking "I have a login" and entering a Username and Password before the start of the Meeting:

  Registered Shareholders: The control number located on the form of proxy (or in the email notification you received) is the username. The Password to the Meeting is "small2022" (case sensitive). If you are using your control number to login to the Meeting and you have previously voted, you do not need to vote again when the polls open. By voting at the Meeting, you will revoke your previous voting instructions received prior to voting cut-off.
  Duly appointed proxyholders: Odyssey Trust Company will provide the proxyholder with a username by e-mail after the voting deadline has passed. The Password to the Meeting is "small2022" (case sensitive). Registered Shareholders and duly appointed proxyholders will be entitled to attend, participate and vote at the Meeting. Shareholders who wish to appoint a third party proxyholder to represent them at the Meeting MUST submit their duly completed proxy AND register the proxyholder. See "Appointment and Revocation of Proxies".

ADVICE TO BENEFICIAL SHAREHOLDERS

Shareholders should note that only proxies deposited by Shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares, or non-objecting beneficial owners whose names has been provided to the Corporation's registrar and transfer agent, can be recognized and acted upon at the Meeting. The information set forth in this section is therefore of significant importance to a substantial number of Shareholders who do not hold their Common Shares in their own name (referred to in this section as "Beneficial Shareholders"). If Common Shares are listed in an account statement provided to a Shareholder by an Intermediary, then in almost all cases those Common Shares will not be registered in such Shareholder's name on the records of the Corporation.  Such Common Shares will more likely be registered under the name of the Shareholder's Intermediary or an agent of that Intermediary.  In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co., as nominee for CDS Clearing and Depository Services Inc., which acts as a depository for many Canadian Intermediaries.  Common Shares held by Intermediaries or their nominees can only be voted for or against resolutions upon the instructions of the Beneficial Shareholder. Without specific instructions, Intermediaries are prohibited from voting Common Shares for their clients.

Applicable regulatory policy requires Intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings.  Every Intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting.  Often the form of proxy supplied to a Beneficial Shareholder by its Intermediary is identical to the form of proxy provided by the Corporation to the Intermediaries.  However, its purpose is limited to instructing the Intermediary how to vote on behalf of the Beneficial Shareholder.  The majority of Intermediaries now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("Broadridge").  Broadridge typically mails the voting instruction forms or proxy forms to the Beneficial Shareholders and asks the Beneficial Shareholders to return the voting instruction forms or proxy forms to Broadridge.  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting.  A Beneficial Shareholder receiving a proxy or voting instruction form from Broadridge cannot use that proxy to vote Common Shares directly at the Meeting - the proxy must be returned to Broadridge well in advance of the Meeting in order to have the Common Shares voted.

Although Beneficial Shareholders may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of their Intermediary, a Beneficial Shareholder may attend the Meeting as proxyholder for the Intermediary and vote their Common Shares in that capacity.  Beneficial Shareholders who wish to attend the Meeting and indirectly vote their own Common Shares as proxyholder for the Intermediary should enter their own names in the blank space on the management form of proxy or voting instruction form provided to them and return the same to their Intermediary (or the agent of such Intermediary) in accordance with the instructions provided by such Intermediary or agent well in advance of the Meeting. Beneficial Shareholders should carefully follow the instructions of their Intermediaries and their service companies.

All references to shareholders in this Circular and the accompanying form of proxy and Notice are to Shareholders of record unless specifically stated otherwise.

NOTE TO NON-OBJECTING BENEFICIAL OWNERS

The Meeting Materials are being sent to both registered and Beneficial Shareholders. If you are a Beneficial Shareholder, and the Corporation or its agent has sent the Meeting Materials directly to you, your name and address and information about your holdings of Common Shares, have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf. By choosing to send the Meeting Materials to you directly, the Corporation (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering the Meeting Materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Corporation has fixed the close of business on Monday, June 13, 2022 as the record date (the "Record Date") for the purposes of determining Shareholders entitled to receive the Notice and vote at the Meeting.  As at the Record Date, 320,537,987 Common Shares carrying the right to one vote per share at the Meeting were issued and outstanding.

In accordance with the provisions of the Business Corporations Act (British Columbia), the Corporation will prepare a list of the holders of Common Shares on the Record Date.  Each holder of Common Shares named on the list will be entitled to vote the Common Shares shown opposite his, her or its name on the list at the Meeting.

To the knowledge of the directors and executive officers of the Corporation, as at the date of this Circular, no person beneficially owns, or controls or directs, directly or indirectly, voting securities of the Corporation carrying 10% or more of the voting rights attached to the Common Shares, except for Peter Rands who beneficially owns, or controls or directs, directly or indirectly, 88,799,724 Common Shares representing approximately 27.70% of the issued and outstanding Common Shares.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The objectives of the Corporation's executive compensation policy are: (a) to attract and retain individuals of high calibre to serve as officers of Corporation; (b) to motivate their performance in order to achieve the Corporation's strategic objectives; and (c) to align the interests of executive officers with the long-term interests of the Corporation's shareholders.

The board of directors, on the recommendation of management, of the Corporation is responsible for setting the overall compensation strategy of the Corporation and evaluating and making determinations for the compensation of its directors and executive officers. The board of directors, on the recommendation of management, shall annually review and determine base salary.

Each executive officer receives a base salary. The Corporation offers its employees (including its executive officers) group benefit plans, including medical and dental coverage. It is possible that life, accidental death and dismemberment coverage will be provided in the future. The executive officers participate in healthcare and other benefit programs on the same terms as other employees of the Corporation.

While the Corporation reimburses its executive officers for expenses incurred in the course of performing their duties as executive officers of the Corporation, the Corporation has not provided any compensation that would be considered a perquisite or personal benefit to its executive officers.

Elements of Compensation

1. Base Salary

Each Named Executive Officer (as such term is defined below) receives a base salary, which constitutes a significant portion of the Named Executive Officer's compensation package. Base salary is recognition for discharging day-to-day duties and responsibilities and reflects the Named Executive Officer's performance over time, as well as that individual's particular experience and qualifications. A Named Executive Officer's base salary is reviewed by the board of directors of the Corporation (the "Board") on an annual basis and may be adjusted to take into account performance contributions for the year and to reflect sustained performance contributions over a number of years.

2. Stock Option Plan

The Corporation's stock option plan (the "Stock Option Plan") is intended to reinforce commitment to long-term growth in profitability and shareholder value by encouraging share ownership and entrepreneurship on the part of the senior management and other employees. The Board believes that the Stock Option Plan aligns the interests of the Named Executive Officers and the Board with Shareholders by linking a component of executive compensation to the longer term performance of the Common Shares.

Officers, directors, employees and consultants are eligible under the Stock Option Plan to receive grants of stock options.  The Stock Option Plan is an important part of the Corporation's long-term incentive strategy for its officers, directors, employees and consultants, permitting them to participate in appreciation of the market value of the Common Shares over a stated period of time. The size of the stock option grants to officers, directors, employees and consultants is dependent on each such person's level of responsibility, authority and position with the Corporation and to the degree to which such person's long term contribution to the Corporation will be key to its long term success.

Options are granted by either the Board or the Compensation Committee of the Corporation (the "Compensation Committee"). In monitoring or adjusting the option allotments, the Board or the Compensation Committee, as the case may be, takes into account its own observations on individual performance (where possible) and its assessment of individual contribution to shareholder value, previous option grants and the objectives set for the Named Executive Officers. The scale of options is generally commensurate to the appropriate level of base compensation for each level of responsibility. The Board or the Compensation Committee will make these determinations subject to and in accordance with the provisions of the Stock Option Plan. See "Particulars of Matters to be Acted Upon - Approval of Stock Option Plan" below for further details regarding the Stock Option Plan.

As at the date of this Circular, a total of 8,912,399 Common Shares were available for grant and 23,246,400 Common Shares were issuable pursuant to options granted under the Stock Option Plan, representing approximately 7.23% of the issued and outstanding Common Shares.

3. Performance Bonus

Each of the current executive officers of the Corporation, namely Peter Rands, David Steel, Marie Layzell, Dr. Carol Routledge, George Tziras and Dr. Alastair Riddell, is eligible, at the discretion of the Compensation Committee, to receive a performance based bonus of up to 100% of his or her annual salary based on quantitative and qualitative key performance indicators determined from time to time by the Board or by the Compensation Committee of the Board.

Compensation of Directors

The following table illustrates the compensation structure for the non-executive directors. The directors may also be reimbursed for out-of-pocket expenses incurred in carrying out their duties as directors in addition to the compensation as set out below.

Annual Retainer
Chair of the Board	$120,000
Non-executive director	$60,000
Chair - Audit Committee	$15,000
Member - Audit Committee	$5,000
Chair - Compensation Committee	$15,000
Member - Compensation Committee	$5,000
Chair - Corporate Governance and Nominating Committee	$15,000
Member - Corporate Governance and Nominating Committee	$5,000

In addition to the annual retainer, the Chair of the Board is eligible to an annual grant of $120,000 worth of stock options, whereas each other non-executive director is eligible for an annual grant of $60,000 worth of stock options.

Officers of the Corporation who also act as directors will not receive any additional compensation for services rendered in such capacity, other than as paid by the Corporation in their capacity as officers.

Compensation Risk

The Board and, as applicable, the Compensation Committee, considers and assesses the implications of risks associated with the Corporation's compensation policies and practices and devotes such time and resources as is believed to be necessary in the circumstances. The Corporation's practice of compensating its officers primarily through a mix of salary, bonus, and stock options is designed to mitigate risk by: (i) ensuring that the Corporation retains such officers; and (ii) aligning the interests of its officers with the short-term and long-term objectives of the Corporation and its shareholders. As at the date of this Circular, the Board had not identified risks arising from the Corporation's compensation policies and practices that are reasonably likely to have a material adverse effect on the Corporation.

Financial Instruments

Pursuant to the terms of the Corporation's Insider Trading Policy, the Corporation's officers and directors are prohibited from purchasing financial instruments, such as prepaid variable forward contracts, equity swaps, collars or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by an officer or director.

Compensation Governance

In order to assist the Board in fulfilling its oversight responsibilities with respect to compensation matters, the Board has established the Compensation Committee and has reviewed and approved the Compensation Committee's Charter. The Compensation Committee is composed of Paul Maier (Chair), Lyne Fortin and Michael Wolfe. All members of the Compensation Committee are independent as such term is defined in National Instrument 52-110 - Audit Committees.

The Compensation Committee meets on compensation matters as and when required with respect to executive compensation.  The primary goal of the Compensation Committee as it relates to compensation matters is to ensure that the compensation provided to the Named Executive Officers and the Corporation's other senior officers is determined with regard to the Corporation's business strategies and objectives, such that the financial interest of the senior officers is aligned with the financial interest of shareholders, and to ensure that their compensation is fair and reasonable and sufficient to attract and retain qualified and experienced executives. The Compensation Committee is given the authority to engage and compensate any outside advisor that it determines to be necessary to carry out its duties.

As a whole, the members of the Compensation Committee have direct experience and skills relevant to their responsibilities in executive compensation, including with respect to enabling the Compensation Committee in making informed decisions on the suitability of the Corporation's compensation policies and practices.

Executive Compensation-Related Fees

No executive compensation-related fees were paid in for the years ended February 28, 2022 and 2021.

Summary Compensation Table - Named Executive Officers

For the purpose of determining the Named Executive Officers of the Corporation within the meaning of form 51-102F6V Statement of Executive Compensation - Venture Issuers, the Corporation has included compensation paid to officers of Small Pharma Ltd. during the year ended February 28, 2022. Small Pharma Ltd. ("SPL") became a subsidiary of the Corporation following completion of the Corporation's qualifying transaction on April 29, 2021 (the "Qualifying Transaction"), at such time the officers of SPL became officers of the Corporation.

The following table sets forth the compensation paid or awarded to the following individuals: (i) the Chief Executive Officer; (ii) the Chief Financial Officer, (iii) the Chief Manufacturing and Development Officer, (iv) the Chief Medical and Scientific Officer, and (v) the Chief Business Officer (each, a "Named Executive Officer") for the Corporation's financial years ended February 28, 2022 and 2021.

Table of compensation excluding compensation securities
Name and position	Year	Salary, consulting fee, retainer or commission (£)	Bonus (£)	Committee or meeting fees (£)	Value of perquisites (£)	Value of all other compensation (£)	Total compensation (£)
Peter Rands, Chief Executive Officer and Director(1)	2022 2021	228,333 93,542	42,000 5,000	Nil Nil	Nil Nil	8,110 3,000	278,443 101,542
David Steel, Chief Financial Officer(2)	2022 2021	203,333 14,615	21,000 Nil	Nil Nil	Nil Nil	6,730 Nil	231,063 14,615
Marie Layzell, Chief Manufacturing and Development Officer and Director(3)	2022 2021	226,666 88,333	38,500 5,000	Nil Nil	Nil Nil	7,955 2,800	273,121 96,133
Dr. Carol Routledge, Chief Medical and Scientific Officer(4)	2022 2021	231,666 93,333	49,000 2,500	Nil Nil	Nil Nil	8,420 2,875	289,086 98,708
George Tziras Chief Business Officer and Director(5)	2022 2021	198,333 37,500	31,500 Nil	Nil Nil	Nil Nil	6,895 Nil	236,728 37,500

Notes:

(1) Mr. Rands' compensation was paid in relation to his position as Chief Executive Officer of SPL and of the Corporation upon completion of the Qualifying Transaction. No compensation was paid for his role as a director. Mr. Rands was appointed as CEO of the Corporation upon completion of the Qualifying Transaction.

(2) Mr. Steel was appointed as Chief Financial Officer of SPL on January 18, 2021 and Chief Financial Officer of the Corporation upon completion of the Qualifying Transaction.

(3) Ms. Layzell's compensation was paid in relation to her position as an employee and Chief Operating Officer of SPL and Chief Operating Officer and Head of CMC of the Corporation upon completion of the Qualifying Transaction. No compensation was paid for her role as a director. Ms. Layzell was appointed as a director of the Corporation on April 29, 2021 in connection with the completion of the Qualifying Transaction. On June 1, 2022, Ms. Layzell was appointed as Chief Manufacturing and Development Officer of the Corporation.

(4) Ms. Routledge was appointed as Chief Medical and Scientific Officer of the Corporation upon completion of the Qualifying Transaction.

(5) Mr. Tziras' compensation was paid in relation to his position as a consultant and Chief Business Officer of SPL and the Corporation upon completion of the Qualifying Transaction. No compensation was paid for his role as a director. Mr. Tziras was appointed as a director of the Corporation on April 29, 2021 in connection with the completion of the Qualifying Transaction.

Incentive Plan Awards - Named Executive Officers

Incentive Plan Awards - Outstanding Share-Based Awards and Option-Based Awards

The following table sets out information concerning all compensation securities granted to the Named Executive Officers during the financial year ended February 28, 2022:

Compensation Securities
Name and position	Type of compensation security	Number of compensation securities, number of underlying securities, and percentage of class	Date of issue or grant	Issue, conversion or exercise price ($)	Closing price of security or underlying security on date of grant ($)	Closing price of security or underlying security at year end ($)	Expiry date
Peter Rands, Chief Executive Officer	Options	Nil	N/A	N/A	N/A	N/A	N/A
David Steel, Chief Financial Officer	Options	850,000 (<1%)(1)	July 28, 2021(1)	$0.49	$0.49	N/A	July 28, 2031
Marie Layzell, Chief Manufacturing and Development Officer	Options	Nil	N/A	N/A	N/A	N/A	N/A
Dr. Carol Routledge, Chief Medical and Scientific Officer	Options	Nil	N/A	N/A	N/A	N/A	N/A
George Tziras Chief Business Officer	Options	Nil	N/A	N/A	N/A	N/A	N/A

Note:

(1) Mr. Steel was originally granted 850,000 options on July 28, 2021. On November 23, 2021, the original options granted were cancelled and re-issued with the same exercise price due to tax reasons.

Incentive Plan Awards - Exercises

During the year ended February 28, 2022, no incentive plan awards were exercised by the Named Executive Officers.

Summary Compensation Table - Directors

The following table sets out information concerning the compensation of each director of the Corporation (other than directors who are also Named Executive Officers) for the Corporation's financial years ended February 28, 2022 and 2021:

Table of compensation excluding compensation securities
Name and position	Year	Salary, consulting fee, retainer or commission ($)	Bonus ($)	Committee or meeting fees ($)	Value of Perquisites ($)	Value of all other compensation ($)	Total compensation ($)
Lyne Fortin, Chair of the Board(1)(2)	2022 2021	86,462 Nil	Nil Nil	7,500 Nil	Nil Nil	Nil Nil	93,962 Nil
Paul Maier, Director(1)(3)	2022 2021	17,679 Nil	Nil Nil	3,750 Nil	Nil Nil	Nil Nil	21,429 Nil
Michael Wolfe, Director(1)(4)	2022 2021	55,476 Nil	Nil Nil	7,500 Nil	Nil Nil	Nil Nil	62,976 Nil
Khalid Howladar, Former Chairman of the SPL Board(5)	2022 2021	2,125 76,824	Nil Nil	Nil Nil	Nil Nil	Nil Nil	2,125 76,824
Sonny Chew, Former Director(6)	2022 2021	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Trent S. Hunter, Former Director(6)	2022 2021	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil

Notes:

(1) Director of the Corporation during the financial year ended February 28, 2022.

(2) Ms. Fortin was appointed as a director of the Corporation on April 29, 2021 in connection with the completion of the Qualifying Transaction. Ms. Fortin was appointed Chair of the Board on August 26, 2021.

(3) Mr. Maier was appointed as a director of the Corporation on November 18, 2021.

(4) Mr. Wolfe was appointed as a director of the Corporation on April 29, 2021 in connection with the completion of the Qualifying Transaction.

(5) Director of SPL during the financial year ended February 28, 2021.

(6) Director of the Corporation during the financial year ended February 28, 2021. Messrs. Chew and Hunter resigned as directors of the Corporation on April 29, 2021 in connection with the completion of the Qualifying Transaction.

Incentive Plan Awards - Directors

Incentive Plan Awards - Stock Options and Other Compensation Securities

The following table sets out information concerning all compensation securities granted or issued to each director of the Corporation (other than directors who are also Named Executive Officers) for the fiscal year ended February 28, 2022:

Compensation Securities
Name and position	Type of compensation security	Number of compensation securities, number of underlying securities, and percentage of class	Date of issue or grant	Issue, conversion or exercise price ($)	Closing price of security or underlying security on date of grant ($)	Closing price of security or underlying security at year end ($)	Expiry date
Lyne Fortin, Chair of the Board(1)	Options	120,000 (<1%) 150,000 (<1%)	July 28, 2021 August 26, 2021	0.49 0.40	0.49 0.40	0.32 0.32	July 28, 2031 August 26, 2031
Paul Maier, Director(1)	Options	30,000 (<1%)	November 18, 2021	0.435	0.435	0.32	November 18, 2031
Michael Wolfe, Director(1)	Options	120,000 (<1%)	July 28, 2021	0.49	0.49	0.32	July 28, 2031
Khalid Howladar, Former Chairman of SPL Board(2)	Options	Nil	N/A	N/A	N/A	N/A	N/A
Sonny Chew, Director(3)	Options	Nil	N/A	N/A	N/A	N/A	N/A
Trent S. Hunter, Director(3)	Options	Nil	N/A	N/A	N/A	N/A	N/A

Notes:

(1) Director of the Corporation during the financial year ended February 28, 2022.

(2) Director of SPL during the financial year ended February 28, 2021.

(3) Director of the Corporation during the financial year ended February 28, 2021. Messrs. Chew and Hunter resigned as directors of the Corporation on April 29, 2021 in connection with the completion of the Qualifying Transaction.

Incentive Plan Awards - Director Exercises

The following table sets out information concerning all compensation securities exercised by each director of the Corporation (other than directors who are also Named Executive Officers) for the fiscal year ended February 28, 2022:

Exercise of Compensation Securities by Directors
Name and position	Type of compensation security	Number of underlying securities exercised	Exercise price per security ($)	Date of Exercise	Closing price per security on date of exercise ($)	Difference between exercise price and closing price on date of exercise ($)	Total value on exercise date ($)
Khalid Howladar, Former Chairman of SPL Board(1)	Options	1,000,000	$0.0175 (£0.0101)	July 20, 2021	0.49	0.4725	490,000

Note:

(1) Following the exercise of options by Mr. Howladar on July 20, 2021, Mr. Howladar no longer holds, directs or controls, directly or indirectly, any options of the Corporation.

Management Contracts - Termination and Change of Control Benefits

The following table sets forth the material terms of each agreement under which compensation is to be awarded to, earned by, paid to, or payable to the Named Executive Officers and Dr. Alastair Riddell, appointed as Chief Operating Officer of the Corporation on June 1, 2022. Each of the Named Executive Officers as well as Dr. Riddell have entered into employment agreements with the Corporation upon the following material terms:

Name and Principal Position	Salary (£)	Eligible Bonus	Severance on Termination Without Cause	Payment On Change of Control
Peter Rands, Chief Executive Officer	335,000	Up to 100% of the annual salary at the discretion of the Board	Compensation will be paid at the standard monthly rate in effect at the time for a period of six months.	Compensation will be paid at the standard monthly rate in effect at the time for a period of 18 months.
David Steel, Chief Financial Officer	220,000	Up to 100% of the annual salary at the discretion of the Board	Compensation will be paid at the standard monthly rate in effect at the time for a period of six months.	Compensation will be paid at the standard monthly rate in effect at the time for a period of 12 months.
Marie Layzell, Chief Manufacturing and Development Officer(1)	250,000	Up to 100% of the annual salary at the discretion of the Board	Compensation will be paid at the standard monthly rate in effect at the time for a period of six months.	Compensation will be paid at the standard monthly rate in effect at the time for a period of 12 months.
George Tziras, Chief Business Officer	250,000	Up to 100% of the annual salary at the discretion of the Board	Compensation will be paid at the standard monthly rate in effect at the time for a period of six months.	Compensation will be paid at the standard monthly rate in effect at the time for a period of 12 months.

Name and Principal Position	Salary (£)	Eligible Bonus	Severance on Termination Without Cause	Payment On Change of Control
Dr. Carol Routledge, Chief Medical and Scientific Officer	250,000	Up to 100% of the annual salary at the discretion of the Board	Compensation will be paid at the standard monthly rate in effect at the time for a period of six months.	Compensation will be paid at the standard monthly rate in effect at the time for a period of 12 months.
Dr. Alastair Riddell Chief Operating Officer(2)	250,000	Up to 100% of the annual salary at the discretion of the Board	Compensation will be paid at the standard monthly rate in effect at the time for a period of three months.	Compensation will be paid at the standard monthly rate in effect at the time for a period of 12 months.

Notes:

(1) Ms. Marie Layzell was appointed as Chief Development and Manufacturing Officer on June 1, 2022. She was previously acting as Chief Operating Officer and Head of CMC.

(2) Dr. Alastair Riddell was appointed as Chief Operating Officer on June 1, 2022.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table provides information regarding the number of Common Shares to be issued upon exercise of outstanding options pursuant to the Stock Option Plan, as at February 28, 2022:

Plan Category	Number of Common Shares to be issued upon exercise of outstanding grants and awards(1)	Weighted-average exercise price of outstanding options ($)(1)	Number of Common Shares remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	4,175,433	0.337	12,010,715
Equity compensation plans not approved by security holders(2)	15,776,400	0.015	N/A
Total(3)	19,951,833	0.082	12,010,715(4)

Notes:

(1) Number of options and exercise price have been adjusted to effect for split of the ordinary shares of Small Pharma Ltd. and for the consolidation of the common shares of the Corporation which occurred in connection with the Qualifying Transaction.

(2) Represents the ordinary shares of Small Pharma Ltd. issuable pursuant to the stock option plan of Small Pharma Ltd. as at February 28, 2021. Between February 28, 2021 and the completion of the Qualifying Transaction, 12,296,400 ordinary shares of Small Pharma Ltd. were purchased pursuant to the exercise of options under Small Pharma Ltd.'s option plan. In connection with the Qualifying Transaction, options to purchase up to 18,601,400 Common Shares were granted in exchange for the outstanding options of Small Pharma Ltd.

(3) As of the date of this Circular, options to purchase up to 23,246,400 Common Shares remain outstanding under the Stock Option Plan, representing approximately 7.23% of the issued and outstanding Common Shares, with 8,912,399 Common Shares available for issuance. Subsequent to the financial year ended February 28, 2022, 130,433 options expired without exercise, (ii) 1,962,500 options were exercised and (iii) 6,300,000 options were issued to directors and officers of the Corporation.

(4) Based on 319,625,487 Common Shares issued and outstanding as at February 28, 2022.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date of this Circular, no individual who is an executive officer, director, employee or former executive officer, director or employee of the Corporation or any of its subsidiaries is indebted to the Corporation or any of its subsidiaries pursuant to the purchase of securities or otherwise.

No individual who is, or at any time during the financial year ended February 28, 2022 was, a director or executive officer of the Corporation, a proposed management nominee for election as a director of the Corporation, or an associate of any such director, executive officer or proposed nominee, was indebted to the Corporation or any of its subsidiaries during the financial year ended February 28, 2022 or as at the date of this Circular in connection with security purchase programs or other programs.

REPORT ON CORPORATE GOVERNANCE

Maintaining a high standard of corporate governance is a priority for the Board and the Corporation's management as both believe that effective corporate governance will help create and maintain shareholder value in the long term.  A description of the Corporation's corporate governance practices, which addresses the matters set out in National Instrument 58-101 - Disclosure of Corporate Governance Practices, is set out at  Exhibit "A" to this Circular.

AUDIT COMMITTEE DISCLOSURE

Audit Committee's Charter

The charter (the "Audit Committee Charter") of the Corporation's Audit Committee is reproduced as  Exhibit "C".

Composition of Audit Committee

The Audit Committee is composed of Michael Wolfe (Chair), Lyne Fortin and Paul Maier, each of whom is a director of the Corporation. In accordance with Exchange Policy 3.1, the majority of the Audit Committee are not employees, Control Persons (as defined by the rules and policies of the Exchange) or officers of the Corporation.

All of the members of the Audit Committee are "independent" as such term is defined in National Instrument 52-110 - Audit Committees ("NI 52-110"). The Corporation is of the opinion that all three members of the Audit Committee are "financially literate" as such term is defined in NI 52-110.

Relevant Education and Experience

All the members of the Audit Committee have the education and/or practical experience required to understand and evaluate financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation's financial statements.

Michael Wolfe - Audit Committee Chair, Age 56

Mr. Wolfe has over 30 years' experience in finance, accounting, private equity and business valuation. He is currently the Chief Financial Officer of Mind Cure Health Inc., a company previously focused on developing digital therapeutics technology and researching psychedelic compounds. Prior to joining Mind Cure Health, Michael was the Chief Financial Officer of several mid-market Canadian companies including Baylin Technologies Inc., a TSX listed company in the wire communications industry, and Masstech Group Inc., a software company in the broadcast industry. As a General Partner at VenGrowth Capital Partners Inc., Michael had a successful track record in acquisitions, management buyouts, growth financings and recapitalizations in diverse industries such as cable, broadcast, manufacturing, insurance, oil field services and global logistics. Michael has also served as a director for several private and public companies, including as a member of audit and other independent committees. He earned a CPA, CA designation, a Chartered Business Valuator designation, an MBA from McMaster University and a BA (Business and Economics) from the University of Western Ontario.

Lyne Fortin - Audit Committee Member, Age 63

Ms. Fortin has over 35 years experience in the pharmaceutical industry including positions at the executive or Board levels for biotechnology and small and large publicly listed companies. Her most recent roles included Senior Vice-President and Chief Commercial Officer at Theratechnologies Inc. (TSX: TH, NASDAQ: THTX), a member of the Board of Directors at Telesta Therapeutics Inc. (TSX: TST), as well as Vice-President and Board of Directors of Merck Canada where she worked most of her career. Her experience spans internationally where she worked in Canada and the US, managed pharmaceutical assets in the US market and was involved with various European initiatives. Ms. Fortin brings a broad expertise and experience in the commercialization of pharmaceutical assets and in business development arrangements with a particular interest in innovation addressing unmet medical needs.  She is currently involved on the Board of Directors of a non-for-profit US organization, ADAP Advocacy Association.  Ms. Fortin holds a certificate in Chemistry and a bachelor degree in Pharmacy from the University of Montreal, as well as an MBA from Concordia University.

Paul Maier - Audit Committee Member, Age 74

Mr. Maier has over 35 years' experience in senior executive roles across the biopharmaceutical and biotech industry. He has a successful track record at U.S. publicly listed biotech companies, raising over US$1.5bn in equity and debt financing across his career, as well as extensive expertise in company and product acquisitions and IPOs. Mr. Maier has served as Chief Financial Officer at Sequenom, Inc. and Ligand Pharmaceuticals, Inc. He currently serves on the board of Ambrx Biopharma Inc (NYSE: AMAM), 4D pharma plc (NASDAQ: LBPS), Eton Pharmaceuticals, Inc. (NASDAQ: ETON), Biological Dynamics, and International Stem Cell Corporation (OTCBB: ISCO). He previously served on the board of other publicly listed companies, including Ritter Pharmaceuticals, Inc., Apricus Biosciences, Inc., and MabVax Therapeutics Holdings, Inc. Mr. Maier holds an MBA from the Harvard Graduate School of Business.

Audit Committee Oversight

At no time since the commencement of the Corporation's most recently completed financial year have any recommendations by the Audit Committee respecting the nomination and/or compensation of the Corporation's external auditors not been adopted by the board of directors.

Reliance on Certain Exemptions

At no time since the commencement of the Corporation's most recently completed financial year has the Corporation relied on exemptions in relation to "De Minimis Non-audit Services" or any exemption provided by Part 8 of NI 52-110.

Pre-Approval Policies and Procedures

Pursuant to the terms of the Audit Committee Charter, the Audit Committee shall pre-approve all non-audit services to be provided to the Corporation or its subsidiary entities by the Corporation's external auditor.

External Auditor Service Fees (By Category)

Audit Fees - The Corporation's external auditor invoiced approximately $6,825 for the financial year ended February 28, 2021, and $145,497 for the financial year ended February 28, 2022.

Audit-Related Fees - The Corporation's external auditor invoiced approximately $1,325 the financial year ended February 28, 2021, and approximately $56,175 for the financial year ended February 28, 2022.

Tax Fees - The Corporation's external auditor invoiced approximately $1,500 for the financial year ended February 28, 2021, and $nil for the financial year ended February 28, 2022.

All Other Fees - The Corporation's external auditor invoiced $nil for the financial year ended February 28, 2021, and $22,470 for the financial year ended February 28, 2022 for services other than those reported above.

Venture Issuer Exemption

The Corporation is relying upon the exemption in section 6.1 of NI 52-110.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed herein, no "informed person" (as such term is defined in National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102")) or proposed nominee for election as a director of the Corporation or any associate or affiliate of the foregoing has any material interest, direct or indirect, in any transaction in which the Corporation has participated since the commencement of the Corporation's most recently completed financial year or in any proposed transaction which has materially affected or will materially affect the Corporation.

PARTICULARS OF MATTERS TO BE ACTED UPON

1. Election of Directors

The Board presently consists of six directors, namely, Peter Rands, Marie Layzell, George Tziras, Lyne Fortin, Michael Wolfe and Paul Maier. Each director elected will hold office until the next annual meeting of shareholders or until his successor is duly elected or appointed pursuant to the by-laws of the Corporation. The enclosed form of proxy permits Shareholders to vote for all nominees together or for each nominee on an individual basis.

COMMON SHARES REPRESENTED BY PROXIES IN FAVOUR OF MANAGEMENT NOMINEES WILL BE VOTED IN FAVOUR OF EACH OF THE PROPOSED NOMINEES UNLESS A SHAREHOLDER HAS SPECIFIED IN HIS, HER OR ITS PROXY THAT HIS, HER OR ITS COMMON SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT OF ANY PARTICULAR NOMINEE OR NOMINEES.  MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF SUCH NOMINEES WILL BE UNABLE TO SERVE AS DIRECTORS. HOWEVER, IF FOR ANY REASON, ANY OF THE PROPOSED NOMINEES DO NOT STAND FOR ELECTION OR ARE UNABLE TO SERVE AS SUCH, PROXIES IN FAVOUR OF MANAGEMENT NOMINEES WILL BE VOTED FOR ANOTHER NOMINEE IN THEIR DISCRETION UNLESS THE SHAREHOLDER HAS SPECIFIED IN HIS, HER OR ITS PROXY THAT HIS, HER OR ITS COMMON SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT OF ANY PARTICULAR NOMINEE OR NOMINEES.

Director Nominee Profiles

The following tables set out certain information as of the date of this Circular (unless otherwise indicated) with respect to the persons being nominated at the Meeting for election as directors. Information regarding Common Shares owned by each director of the Corporation is presented to the best knowledge of management of the Corporation and has been furnished to management of the Corporation by such directors. Information regarding Board and committee meeting attendance is presented for meetings held in the year ended February 28, 2022 since completion of the Qualifying Transaction.

LYNE FORTIN	Principal Occupation and Biographical Information
Val-David, Quebec Director Since: April 29, 2021 Chair of the Board Since: August 26, 2021 INDEPENDENT	Ms. Fortin has over 35 years experience in the pharmaceutical industry including positions at the executive or Board levels for biotechnology and small and large publicly listed companies. Her most recent roles included Senior Vice-President and Chief Commercial Officer at Theratechnologies Inc. (TSX: TH, NASDAQ: THTX), a member of the Board of Directors at Telesta Therapeutics Inc. (TSX: TST), as well as Vice-President and Board of Directors of Merck Canada where she worked most of her career. Her experience spans internationally where she worked in Canada and the US, managed pharmaceutical assets in the US market and was involved with various European initiatives. Ms. Fortin brings a broad expertise and experience in the commercialization of pharmaceutical assets and in business development arrangements with a particular interest in innovation addressing unmet medical needs. She is currently involved on the Board of Directors of a non-for-profit US organization, ADAP Advocacy Association. Ms. Fortin holds a certificate in Chemistry and a bachelor degree in Pharmacy from the University of Montreal, as well as an MBA from Concordia University.

Current Board/Committee Membership	Attendance	Attendance (Total)		Other Public Board Memberships
Chair of the Board Chair of the Corporate Governance and Nominating Committee Member of the Audit Committee Member of the Compensation Committee	18 of 18 10 of 10 3 of 3 6 of 6	37 of 37	100%	None
Number of Common Shares Beneficially Owned, Controlled or Directed as at the date of this Circular (% on a non-diluted basis)				100,000 (<1%)
Number of Options Beneficially, Owned, Controlled or Directed as at the date of this Circular (% on a non-diluted basis)				570,000 (2.45%)

MARIE LAYZELL	Principal Occupation and Biographical Information
Camberley, England Director Since: April 29, 2021 NOT INDEPENDENT	Ms. Layzell has over 20 years' experience in the pharmaceutical industry as an analytical scientist and consultant, and has advised multiple large pharmaceutical projects on CMC drug development. Ms. Layzell graduated from the University of Hertfordshire in 1998 with a degree in human biology, following which she worked in numerous Contract Development Organizations including Prova (R&D) Ltd, Bodycote Testing and Exova Group. During this time, Ms. Layzell managed the CMC development for numerous small molecules and biological entities; supervising teams of analysts and working with formulators to progress development.

Since 2011, Ms. Layzell worked as an analytical consultant at Eviva Pharma. Ms. Layzell has worked with Small Pharma since 2015 and assumed the role of Senior Research Manager heading up CMC activities in May 2016. In July 2020, she became Chief Operating Officer and Head of CMC. In June 2022, Ms. Layzell was appointed as Chief Manufacturing and Development Officer.
Current Board/Committee Membership	Attendance	Attendance (Total)		Other Public Board Memberships
Member of the Board Former Member of the Corporate Governance and Nominating Committee(1) Former Member of the Compensation Committee(1)	18 of 18 10 of 10 6 of 6	34 of 34	100%	None
Number of Common Shares Beneficially Owned, Controlled or Directed as at the date of this Circular (% on a non-diluted basis)				2,891,300 (<1%)
Number of Options Beneficially, Owned, Controlled or Directed as at the date of this Circular (% on a non-diluted basis)				2,891,300 (12.44%)

Note:

(1)   Ms. Layzell resigned as a member of the Corporate Governance and Nominating Committee and Compensation Committee subsequent to the financial year ended February 28, 2022 in order to allow for all members of the committees of the Board to be non-executive directors.

PAUL MAIER	Principal Occupation and Biographical Information
Williamsburg, Virginia Director Since: November 18, 2021 INDEPENDENT	Mr. Maier has over 35 years experience in the pharmaceutical industry including senior executive and board level positions with public biotechnology, specialty pharmaceutical and diagnostic companies from development stage through commercialization.

His most recent roles include Chief Financial Officer at Sequenom, Inc and Ligand Pharmaceuticals Inc. He currently serves on the Board of Directors and Audit Committee Chair of four other public companies and one private company. He previously served on the board of other publicly listed companies, including Ritter Pharmaceuticals, Inc., Apricus Biosciences, Inc., and MabVax Therapeutics Holdings, Inc. He is also Chairman of the Board of Lackey Clinic, a Free and Charitable Healthcare Center providing services to those without insurance.

Mr. Maier is an Executive Partner at the College of William & Mary Mason School of Business. Mr. Maier earned an MBA from Harvard Business School and a bachelor's degree in Business Logistics from Pennsylvania State University.
Current Board/Committee Membership	Attendance	Attendance (Total)(1)		Other Public Board Memberships
Member of the Board Member of the Corporate Governance and Nominating Committee Member of the Audit Committee Chair of the Compensation Committee	2 of 2 5 of 5 1 of 1 2 of 2	10 of 10	100%	Ambrx Biophrma Inc (NYSE: AMAM) 4D pharma plc (NASDAQ: LBPS) Eton Pharmaceuticals, Inc. (NASDAQ: ETON) International Stem Cell Corporation (OTCBB: ISCO)
Number of Common Shares Beneficially Owned, Controlled or Directed as at the date of this Circular (% on a non-diluted basis)				Nil.
Number of Options Beneficially, Owned, Controlled or Directed as at the date of this Circular (% on a non-diluted basis)				180,000 (<1%)

Note:

(1)   The attendance information for Mr. Maier only reflects meetings held after Mr. Maier's appointment on November 18, 2021.

PETER RANDS	Principal Occupation and Biographical Information
London, England Director Since: April 29, 2021 NOT INDEPENDENT	Mr. Rands is a qualified patent attorney in the UK and Europe with over 10 years' experience in the pharmaceutical industry. Mr. Rands has always had a passion for pharmaceutical innovation. Mr. Rands graduated from the University of Oxford in 2003 with a first class degree in Chemistry, following which he trained and qualified as a UK and European patent attorney specializing in pharmaceuticals.

In 2008, Mr. Rands joined Teva Pharmaceutical, a generic drug company, to work directly with pharmaceutical formulation teams. Peter left Teva in 2011 to return to private practice with AmLaw 100 firm Mintz Levin, where he advised start-up and mid-cap innovative pharma firms on IP and legal matters. Mr. Rands left Mintz Levin in 2015 to set up Small Pharma Ltd.
Current Board/Committee Membership	Attendance	Attendance (Total)		Other Public Board Memberships
Member of the Board Former Member of the Compensation Committee(1)	17 of 18 4 of 4	21 of 22	96%	None
Number of Common Shares Beneficially Owned, Controlled or Directed as at the date of this Circular (% on a non-diluted basis)				88,799,724 (27.61%)
Number of Options Beneficially, Owned, Controlled or Directed as at the date of this Circular (% on a non-diluted basis)				Nil.

Note:

(1) Mr. Rands resigned as a member of the Compensation Committee on November 18, 2021 in connection with Mr. Maier's appointment as a director of the Corporation.

GEORGE TZIRAS	Principal Occupation and Biographical Information
London, England Director Since: April 29, 2021 NOT INDEPENDENT	Mr. Tziras has over 15 years of experience in investment banking and international capital markets having worked at a number of global financial institutions including Goldman Sachs, Credit Suisse, Nomura, Lehman Brothers and CIBC. Mr. Tziras has worked on a broad range of transactions including debt and equity financings; mergers, disposals and acquisitions; private equity buyouts and debt restructurings. He has also worked across a number of industries, including healthcare. Mr. Tziras holds a BA degree from the University of Oxford and a MA degree from the Johns Hopkins School of Advanced International Studies.

From May 2017 to December 2020, Mr. Tziras was an Executive Director at Goldman Sachs. In 2021, Mr. Tziras joined the Corporation as Chief Business Officer. Mr. Tziras has been a director of Small Pharma Ltd since 2015.
Current Board/Committee Membership	Attendance	Attendance (Total)		Other Public Board Memberships
Member of the Board Member of the Corporate Governance and Nominating Committee Member of the Audit Committee	18 of 18 10 of 10 3 of 3	31 of 31	100%	None
Number of Common Shares Beneficially Owned, Controlled or Directed as at the date of this Circular (% on a non-diluted basis)				4,281,300 (1.33%)
Number of Options Beneficially, Owned, Controlled or Directed as at the date of this Circular (% on a non-diluted basis)				3,050,000 (13.12%)

Note:

(1)   Mr. Tziras resigned as a member of the Audit Committee and Corporate Governance and Nominating Committee subsequent to the financial year ended February 28, 2022 in order to allow for all members of the committees of the Board to be non-executive directors.

MICHAEL WOLFE	Principal Occupation and Biographical Information
Toronto, Ontario Director Since: April 29, 2021 INDEPENDENT	Mr. Wolfe has over 30 years' experience in finance, accounting, private equity and business valuation. He is currently the Chief Financial Officer of Mind Cure Health Inc., a company previously focused on developing digital therapeutics technology and researching psychedelic compounds. Prior to joining Mind Cure Health, Michael was the Chief Financial Officer of several mid-market Canadian companies including Baylin Technologies Inc., a TSX listed company in the wire communications industry, and Masstech Group Inc., a software company in the broadcast industry.

As a General Partner at VenGrowth Capital Partners Inc., Michael had a successful track record in acquisitions, management buyouts, growth financings and recapitalizations in diverse industries such as cable, broadcast, manufacturing, insurance, oil field services and global logistics. Michael has also served as a director for several private and public companies, including as a member of audit and other independent committees.

He earned a CPA, CA designation, a Chartered Business Valuator designation, an MBA from McMaster University and a BA (Business and Economics) from the University of Western Ontario.

Current Board/Committee Membership	Attendance	Attendance (Total)		Other Public Board Memberships
Member of the Board Member of the Corporate Governance and Nominating Committee Chair of the Audit Committee Member of the Compensation Committee	18 of 18 10 of 10 3 of 3 6 of 6	37 of 37	100%	None
Number of Common Shares Beneficially Owned, Controlled or Directed as at the date of this Circular (% on a non-diluted basis)				60,000 (<1%)
Number of Options Beneficially, Owned, Controlled or Directed as at the date of this Circular (% on a non-diluted basis)				270,000 (1.16%)

Corporate Cease Trade Orders

To the knowledge of the Corporation, no proposed director is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Corporation) that:

(a) was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under applicable securities legislation, and which in all cases was in effect for a period of more than 30 consecutive days (an "Order"), which Order was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer of such company; or

(b) was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer of such company.

The foregoing information, not being within the knowledge of the Corporation, has been furnished by the proposed directors.

Bankruptcies, or Penalties or Sanctions

Except as disclosed herein, to the knowledge of the Corporation, no proposed director:

(a) is, as at the date of this Circular, or has been within 10 years before the date of this Circular, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(b) has, within 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his assets;

(c) has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(d) has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

The foregoing information, not being within the knowledge of the Corporation, has been furnished by the proposed directors.

Mr. Wolfe was an officer of Masstech Group Inc. until June 2015. In August 2015, Masstech Group Inc. filed an assignment under section 49 of the Bankruptcy and Insolvency Act (Canada). The assets were acquired by Masstech Innovations Inc., a company owned by Covington Fund II Inc.

Mr. Maier was a director of MabVax Therapeutics Holdings until July 2018. In March 2019, MabVax Therapeutics Holdings filed a petition for relief under chapter 11 in the Bankruptcy Court for the District of Delaware. The assets were sold out of bankruptcy and all bank debts were repaid.

2. Appointment of Auditor

Effective March 25, 2021, Saturna Group Chartered Professional Accountants LLP ("Saturna Group") resigned as auditor and MNP LLP ("MNP") was appointed to conduct audit services for the Corporation. In accordance with section 4.11 of National Instrument 51-102 Continuous Disclosure, the Corporation filed the "reporting package" on SEDAR under the Corporation's profile at www.sedar.com.

Management proposes to nominate MNP LLP ("MNP") as auditor of the Corporation to hold office until the next annual meeting of Shareholders.  An affirmative vote of a majority of the votes cast at the Meeting is sufficient for the appointment of the auditors.

COMMON SHARES REPRESENTED BY PROXIES IN FAVOUR OF MANAGEMENT NOMINEES WILL BE VOTED IN FAVOUR OF THE APPOINTMENT OF MNP LLP AS AUDITOR OF THE CORPORATION AND THE AUTHORIZING OF THE DIRECTORS TO FIX ITS REMUNERATION, UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS, HER OR ITS COMMON SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT THEREOF.

3. Approval of Stock Option Plan

Summary of Stock Option Plan

The Stock Option Plan provides that the Board may from time to time, in its discretion, and in accordance with the TSXV requirements, grant to directors, officers, employees and consultants of the Corporation and its affiliates (each an "Eligible Person"), non-transferable options to purchase Common Shares for a period of up to ten years from the date of grant.

The maximum number of Common Shares available for the purposes of the Stock Option Plan will be determined from time to time by the Board, but in any event, will not exceed 10% Common Shares outstanding from time to time.

The purpose of the Stock Option Plan, pursuant to which the Corporation may grant incentive stock options, is to promote the profitability and growth of the Corporation by facilitating the efforts of the Corporation to obtain and retain key individuals. The Stock Option Plan provides an incentive for and encourages ownership of the Corporation Shares by its key individuals so that they may increase their stake in the Corporation and benefit from increases in the value of the Common Shares.  Pursuant to the Stock Option Plan, the maximum number of Common Shares reserved for issuance in any 12 month period to any one optionee other than a consultant may not exceed 5% of the issued and outstanding Common Shares at the date of the grant. The maximum number of Common Shares reserved for issuance in any 12 month period to any consultant may not exceed 2% of the issued and outstanding Common Shares at the date of the grant and the maximum number of Common Shares reserved for issuance in any 12 month period to all persons engaged in investor relations activities may not exceed 2% of the issued and outstanding number of Common Shares at the date of the grant.  The price at which an optionee may purchase a Resulting Issuer Share upon the exercise of an option granted pursuant to the Stock Option Plan shall not be less than the market price of the Common Shares as of the date of grant.

Incentive stock options may be exercised until the earlier of: (a) the expiry time of such option; and (b) 90 days (or such other period as may be determined by the Board, provided such period is not more than one year) following the date the optionee ceases to be a director, officer or employee of the Corporation or its affiliates or a consultant or a management company employee, provided that if the cessation of such position or arrangement was by reason of death, the option may be exercised within a maximum period of one year after such death, subject to the expiry date of such option.  Notwithstanding the foregoing, in the event of termination for cause, all options held by such terminated optionee will be cancelled immediately.

Under the rules of the Stock Option Plan, the Board has the ability to establish additional sub-plans from time to time to operate in overseas territories (each, an "Overseas Sub-Plan"), provided that: (a) all Overseas Sub-Plans are subject to the limitations set out in paragraph 3.2 and the rules and regulations of the TSXV; (b) the prior approval of the TSXV is obtained prior to the implementation of any Overseas Sub-Plan; (c) only Eligible Persons who are resident in (or otherwise subject to the tax laws of) the relevant territory are entitled to participate in any Overseas Sub-Plan; and (d) no Eligible Person has an entitlement to awards under any Overseas Sub-Plan greater than the maximum entitlement of an Eligible Person under the Plan. Any Overseas Sub-Plan must be governed by rules similar to these rules of the Stock Option Plan, as modified to the extent necessary to take account of applicable tax, social security, employment, company, exchange control, trust or securities (or any other relevant) law, regulation or practice. At the time of adoption of the Stock Option Plan, the Board also adopted, for the benefit of UK Employees, the EMI Overseas Sub-Plan and the CSOP Overseas Sub-Plan.

Summary of the EMI Overseas Sub-Plan

The EMI Overseas Sub-Plan is a UK tax-advantaged discretionary employee share option scheme designed for the benefit of UK Employees. In order to be able to deliver the intended tax benefits, and to grant incentive stock options comprising Enterprise Management Incentives ("EMI") options, the Company and such UK Employees must satisfy the requirements of Schedule 5 to ITEPA.

The requirements of Schedule 5 to ITEPA include:

(a) the shares subject to an EMI option must be over shares in a company (or group of companies) with gross assets of £30m or less;

(a) the company or group must have fewer than 250 full-time equivalent employees (globally); and

(b) eligible UK Employees must work at least 25 hours a week or 75% of their total working time for the issuing company or one of its affiliates.

There is also a limit on the market value (as at the respective dates of grant of the relevant options and ignoring certain restrictions) of shares that may be acquired by a UK Employee pursuant to an EMI option. The current limit is £250,000.

Furthermore, the Corporation will not be able to grant EMI options over more than £3 million worth of shares at any one time.

Summary of the CSOP Overseas Sub-Plan

The CSOP Overseas Sub-Plan is a UK tax-advantaged discretionary employee share option scheme designed for the benefit of UK Employees. In order to be able to deliver the intended tax benefits, and to grant incentive stock options comprising Company Share Option Plan ("CSOP") options, the Company and such UK Employees must satisfy the requirements of Schedule 4 to ITEPA.

The CSOP legislation is more restrictive than the EMI legislations in a number of respects, including:

(a) CSOP options must be granted at market value;

(b) each eligible employee can only be granted up to £30,000 of options; and

(c) any gain made by the individual is only exempt from income tax if the options are held for at least three years.

However, under the CSOP legislation there are no limits on company size or number of employees (unlike the EMI Overseas Sub-Plan). As such, it is expected that the CSOP Overseas Sub-Plan will only be operated at such time that the Corporation is not able to meet the qualifying criteria under Schedule 5 to ITEPA.

As at the date of this Circular, a total of 6,844,899 Common Shares were available for grant and 25,208,900 Common Shares were issuable pursuant to options granted under the Stock Option Plan, representing approximately 7.86% of the issued and outstanding Common Shares.

Approval of the Stock Option Plan

As the Stock Option Plan provides for a rolling maximum number of Common Shares which may be issuable upon the exercise of options granted under the Stock Option Plan, Exchange Policy 4.4 requires that the Stock Option Plan receive shareholder approval each year at the annual shareholders' meeting. Accordingly, Shareholders will be asked to consider and, if thought appropriate, pass a resolution approving the Stock Option Plan. A copy of the Stock Option Plan is attached as  Exhibit "B" to this Circular.

The Board has unanimously approved the Stock Option Plan and recommends that Shareholders vote FOR the resolution regarding the Stock Option Plan. An affirmative vote of a majority of the votes cast at the Meeting is sufficient to pass the resolution approving the resolution regarding the Stock Option Plan.

The complete text of the resolution which management intends to place before the Meeting for approval, confirmation and adoption, with or without modification, is as follows:

"WHEREAS the policies of the TSX Venture Exchange require annual shareholder approval for the continuation of the rolling stock option plan of the Corporation (the "Stock Option Plan");

RESOLVED THAT:

1. the Stock Option Plan, in the form attached as  Exhibit "B" to the management information circular of the Corporation dated June 20, 2022, is hereby authorized and approved; and

2. any one officer and director of the Corporation be and is hereby authorized for and on behalf of the Corporation to execute and deliver all such instruments and documents and to perform and do all such acts and things as may be deemed advisable in such individual's discretion for the purpose of giving effect to this resolution, the execution of any such document or the doing of any such other act or thing being conclusive evidence of such determination."

COMMON SHARES REPRESENTED BY PROXIES IN FAVOUR OF MANAGEMENT NOMINEES WILL BE VOTED IN FAVOUR OF THE RESOLUTION TO APPROVE THE STOCK OPTION PLAN IN THE ABSENCE OF DIRECTION TO THE CONTRARY FROM THE SHAREHOLDER APPOINTING THEM.  AN AFFIRMATIVE VOTE OF A MAJORITY OF THE VOTES CAST BY SHAREHOLDERS AT THE MEETING IS SUFFICIENT FOR THE APPROVAL OF THE STOCK OPTION PLAN.

4. Consolidation of Common Shares

Subject to approval of the TSXV, the Corporation proposes to consolidate the issued and outstanding Common Shares by a ratio to be determined by the Board of up to 20:1 (the "Share Consolidation") with any resulting fraction being rounded either up or down to the next highest or lowest number of the whole consolidated Common Shares, as the case may be. If approved by Shareholders, the Board will determine the effective time of the Share Consolidation and the appropriate consolidation ratio. Accordingly, Shareholders will be asked at the Meeting to pass a special resolution authorizing the Share Consolidation. Although approval for the Share Consolidation is being sought at the Meeting, such a Share Consolidation would ultimately become effective at a date in the future to be determined by the Board when the Board considers it to be in the best interests of the Corporation to implement such a Share Consolidation. The special resolution also authorizes the Board to elect not to proceed with, and abandon, the Share Consolidation at any time if it determines, in its sole discretion to do so. The Share Consolidation is subject to approval by the shareholders and acceptance by the TSXV.

TSXV Approval

Assuming Shareholder approval is received at the Meeting, and assuming that the Board determines to proceed with the Share Consolidation, the Share Consolidation will be subject to acceptance by TSXV, and confirmation that, on a post-Share Consolidation basis, the Corporation would meet all of TSXV's applicable continuous  listing requirements. If the TSXV does not  accept the Share Consolidation, the Corporation will not proceed with the Share Consolidation.

Risks Associated with the Share Consolidation

There is no assurance that the market price of the consolidated Common Shares will increase as a result of the Share Consolidation. The marketability and trading liquidity of the consolidated shares of the Corporation may not improve. The Share Consolidation may result in some shareholders owning "odd lots" of less than 100 or 1,000 Common Shares which may be more difficult for such shareholders to sell or which may require greater transaction costs per Common Share to sell.

Principal Effects of the Share Consolidation

The Share Consolidation will not have a dilutive effect on the Corporation's shareholders since each shareholder will hold the same percentage of Common Shares outstanding immediately following the Share Consolidation as such shareholder held immediately prior to the Share Consolidation. The Share Consolidation will not affect the relative voting and other rights that accompany the Common Shares.

If the Board decides to proceed with the Share Consolidation at the time they deem appropriate, the principal effects of the Share Consolidation include the following:

(a) the fair market value of each Common Share may increase and will, in part, form the basis upon which further Common Shares or other securities of the Corporation will be issued (recognizing that the Board may elect to consolidate on the basis of a lesser ratio that it deems appropriate);

(b) based on the number of issued and outstanding Common Shares as at the Record Date, the current number of issued and outstanding Common Shares, being 320,537,987 would be reduced as follows:

Ratio	Number of Post-Consolidation Common Shares
2 for 1	160,268,993
5 for 1	64,107,597
10 for 1	32,053,798
20 for 1	16,026,899

(c) the exercise prices and the number of Common Shares issuable upon the exercise or deemed exercise of any stock options or other convertible or exchangeable securities of the Corporation will be automatically adjusted based on the consolidation ratio selected by the Board; and

(d) as the Corporation currently has an unlimited number of Common Shares authorized for issuance, the Share Consolidation will not have any effect on the number of Common Shares of the Corporation available for issuance.

Effect on Fractional Shareholders

No fractional shares will be issued, and no cash consideration will be paid, if, as a result of the Share Consolidation, a shareholder would otherwise become entitled to a fractional Common Share. After the Share Consolidation, the then current shareholders of the Corporation will have no further interest in the Corporation with respect to their fractional Common Shares.

Effect on Share Certificates

If the Share Consolidation is approved by the shareholders and implemented by the Board, Registered Shareholders will be required to exchange their Common Share certificates representing pre-consolidation Common Shares for new Common Share certificates representing the post-consolidation Common Shares. Following the determination of the consolidation ratio by the Board and as soon as possible following the effective date of the Share Consolidation, Registered Shareholders will be sent a letter of transmittal by the Corporation's transfer agent, Odyssey Trust Company. The letter of transmittal that contains instructions on how to surrender Common Share certificate(s) representing pre-consolidation Common Shares to Odyssey Trust Company. Odyssey Trust Company will forward to each Registered Shareholder who has sent the required documents a new Common Share certificate representing the number of post-consolidation Common Shares to which the shareholder is entitled. Until surrendered, each Common Share certificate representing pre-consolidation Common Shares will be deemed for all purposes to represent the number of whole post-consolidation Common Shares to which the holder is entitled as a result of the Share Consolidation. Shareholders should not destroy any Common Share certificate(s) and should not submit any Common Share certificate(s) until requested to do so. The method of delivery of certificates representing Common Shares and the letter of transmittal and all other required documents will be at the option and risk of the person surrendering them. It is recommended that such documents be delivered by hand to Odyssey Trust Company, at the address noted in the letter of transmittal, and a receipt obtained therefore, or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained.

No new Common Share certificates will be issued to a Shareholder until such Shareholder has surrendered the corresponding "old" Common Share certificates, together with a properly completed and executed letter of transmittal, to the transfer agent. Consequently, following the Share Consolidation, Shareholders will need to surrender their old Common Share certificates before they will be able to sell or transfer their Common Shares. If an old Common Share certificate has any restrictive legends on the back thereof, the new Common Share certificate will be issued with the same restrictive legends, if any, that are on the back of the old Common Share certificate.

If the Share Consolidation is implemented by the Board, Intermediaries will be instructed to effect the Share Consolidation for Beneficial Shareholders. However, such Intermediaries may have different procedures than Registered Shareholders for processing the Share Consolidation. If you hold your Common Shares with such an Intermediary and if you have any questions in this regard, the Corporation encourages you to contact your Intermediary.

No Dissent Rights

Under the Business Corporations Act (British Columbia), Shareholders do not have dissent and appraisal rights with respect to the proposed Share Consolidation.

Special Resolution

The Board has unanimously approved the Share Consolidation and recommends that Shareholders vote FOR the Share Consolidation. To be effective, the special resolution approving the Share Consolidation must be approved by at least 66 2/3% of the votes cast in person or by proxy at the Meeting.

Notwithstanding the foregoing, as indicated in the text of the special resolution below, the Board may, in its sole discretion, determine that the Corporation not proceed with the Share Consolidation.

The complete text of the resolution which management intends to place before the Meeting for approval, confirmation and adoption, with or without modification, is as follows:

"RESOLVED AS A SPECIAL RESOLUTION THAT:

1. Subject to the acceptance by the TSXV, the Corporation is hereby authorized to consolidate the issued and outstanding common shares in the capital of the Corporation by a ratio to be determined by the directors of the Corporation of up to 20:1 (the "Share Consolidation"). Any resulting fractional shares shall be either rounded up or down to the nearest whole common share.

2. Notwithstanding that this resolution has been passed by the Shareholders, the directors of the Corporation are hereby authorized and empowered without further notice to, or approval of, the Shareholders, to determine not to proceed with the Share Consolidation at any time prior to the filing of the articles of amendment giving effect to the Share Consolidation.  The directors of the Corporation may, at their sole discretion, revoke this resolution before it is acted upon without further approval or authorization of the shareholders of the Corporation.

3. Upon articles of amendment having become effective in accordance with the Business Corporations Act (British Columbia), as may be applicable, the articles of the Corporation are amended accordingly.

4. Any one officer and director of the Corporation be and is hereby authorized for and on behalf of the Corporation to execute and deliver all such instruments and documents and to perform and do all such acts and things as may be deemed advisable in such individual's discretion for the purpose of giving effect to this special resolution, the execution of any such document or the doing of any such other act or thing being conclusive evidence of such determination."

COMMON SHARES REPRESENTED BY PROXIES IN FAVOUR OF MANAGEMENT NOMINEES WILL BE VOTED IN FAVOUR OF THE RESOLUTION TO APPROVE THE SHARE CONSOLIDATION IN THE ABSENCE OF DIRECTION TO THE CONTRARY FROM THE SHAREHOLDER APPOINTING THEM. AN AFFIRMATIVE VOTE OF AT LEAST 66 2/3% OF THE VOTES CAST BY SHAREHOLDERS AT THE MEETING IS SUFFICIENT FOR THE APPROVAL OF THE SHARE CONSOLIDATION.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person or company who has been a director or executive officer of the Corporation at any time since the beginning of the Corporation's last completed financial year, no proposed nominee for election as a director of the Corporation and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available under the Corporation's profile on SEDAR at www.sedar.com.  Financial information is provided in the Corporation's audited financial statements and Management's Discussion and Analysis ("MD&A") for the year ended February 28, 2022. In addition, copies of the Corporation's annual financial statements and MD&A and this Circular may be obtained upon request to the Corporation. The Corporation may require the payment of a reasonable charge if the request is made by a person who is not a shareholder of the Corporation.

APPROVAL OF BOARD OF DIRECTORS

The contents of this Circular and the sending of it to each director of the Corporation, to the auditor of the Corporation, to the Shareholders and to the appropriate governmental agencies, have been approved by the directors of the Corporation.

Dated:  June 20, 2022

"Peter Rands"

Peter Rands

Chief Executive Officer

A-1

EXHIBIT A
STATEMENT OF GOVERNANCE PRACTICES

Governance Disclosure Requirement Under the Corporate Governance National Instrument 58- 101 ("NI 58-101")	Comments
Board of Directors
1. Board of Directors-Disclose how the board of directors (the "Board") of Small Pharma Inc. (the "Corporation") facilitates its exercise of independent supervision over management, including (i) the identity of directors that are independent, and (ii) the identity of directors who are not independent, and the basis for that determination.	The proposed Board shall consist of a total of six directors of which three (3), being Lyne Fortin, Michael Wolfe and Paul Maier, are considered "independent". Each of Peter Rands, Marie Layzell, and George Tziras are executive officers of the Corporation.
2. Directorships-If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	Please refer to the accompanying management information circular dated June 20, 2022 (the "Circular") under the heading "Particulars of Matters to be Acted Upon - Election of Directors".
Orientation and Continuing Education
3. Describe what steps, if any, the Board takes to orient new Board members, and describe any measures the Board takes to provide continuing education for directors.	Each director ultimately assumes responsibility for keeping himself or herself informed about the Corporation's business and relevant developments outside the Corporation that affect its business. Management assists directors by providing them with regular updates on relevant developments and other information that management considers of interest to the Board. Directors may also attend other Board committee meetings if they are not active members, to broaden their knowledge base and receive additional information on the Corporation's business and developments in areas where they are not commonly exposed.
Ethical Business Conduct
4. Describe what steps, if any, the Board takes to encourage and promote a culture of ethical business conduct.	The Board has adopted a Code of Business Conduct and is responsible for promoting an ethical business culture and fostering an environment that places an emphasis on compliance. The Board monitors compliance, including through receipt by the Audit Committee of reports of unethical behaviour. To ensure that an ethical business culture is maintained and promoted, directors are encouraged to exercise their independent judgment. If a director has a material interest in any transaction or agreement that the Corporation proposes to enter into, such director is expected to disclose such interest to the Board in compliance with the applicable laws, rules and policies which govern conflicts of interest in connection with such transaction or agreement. Further, any director who has a material interest in any proposed transaction or agreement will be excluded from the portion of the Board meeting concerning such matters and will be further precluded from voting on such matters.

A-2

Governance Disclosure Requirement Under the Corporate Governance National Instrument 58- 101 ("NI 58-101")	Comments
Nomination of Directors
5. Disclose what steps, if any, are taken to identify new candidates for Board nomination, including: (i) who identifies new candidates, and (ii) the process of identifying new candidates.	The Board is responsible for the identification and assessment of potential directors. While no formal nomination procedures are in place to identify new candidates, the Board does review the experience and performance of nominees for election to the Board. Members of the Board are canvassed with respect to the qualifications of a prospective candidate and each candidate is evaluated with respect to his or her experience and expertise, with particular attention paid to those areas of expertise that could complement and enhance current management. The Board also assesses any potential conflicts, independence or time commitment concerns that the candidate may present.
Compensation
6. Disclose what steps, if any, are taken to determine compensation for the directors and officers, including: (i) who determines compensation, and (ii) the process of determining compensation.	The process undertaken by the Board and the Compensation Committee in respect of compensation is more fully described in the "Compensation Discussion and Analysis" section of the accompanying Circular.

Other Board Committees
7. If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	The Board does not have any standing committees other than the Corporate Governance and Nominating Committee, the Compensation Committee and the Audit Committee.
Assessments
8. Disclose what steps, if any, that the Board takes to satisfy itself that the Board, its committees, and its individual directors are performing effectively.	The Board is currently responsible for assessing the effectiveness of the Board, the individual directors and the Audit Committee.

EXHIBIT B
STOCK OPTION PLAN

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1 Definitions

As used herein, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the meanings set forth below:

(a) "Administrator" means, initially, the Chief Executive Officer of the Corporation and thereafter shall mean such director or other senior officer or employee of the Corporation as may be designated as Administrator by the Board from time to time.

(b) "Associate" shall have the meaning ascribed thereto by the TSX Venture Exchange.

(c) "Award Date" means the date on which the Board awards a particular Option.

(d) "Board" means the board of directors of the Corporation or any committee thereof to which the board of directors of the Corporation has delegated the power to administer and grant Options under the Plan.

(e) "Business Day" means any day, other than a Saturday or Sunday, on which banks in Vancouver, British Columbia, Canada are open for commercial banking business during normal banking hours.

(f) "Cause" means:

(i) in the case of an Employee or Officer (1) cause as such term is defined in the written employment agreement with the Employee or Officer or if there is no written employment agreement or cause is not defined therein, the usual meaning of just cause under the common law or the laws of the jurisdiction in which the employee is employed; or (2) the termination of employment as a result of an order made by any Regulatory Authority having jurisdiction to so order;

(ii) in the case of a Consultant (1) the occurrence of any event which, under the written consulting contract with the Consultant or the common law or the laws of the jurisdiction in which the Consultant provides services, gives the Corporation or any of its affiliates the right to immediately terminate the consulting contract; or (2) the termination of the consulting contract as a result of an order made by any Regulatory Authority having jurisdiction to so order; or

(iii) in the case of a Director, ceasing to be a Director as a result of (1) ceasing to be qualified pursuant to subsection 124 of the Business Corporations Act (British Columbia); (2) a resolution having been passed under section 128(3) of the Business Corporations Act (British Columbia) or by the resolution or method specified in the Corporation's articles; or (3) an order made by any Regulatory Authority having jurisdiction to so order.

(g) "Change of Control" means and shall be deemed to have occurred if one of the following events takes place:

(i) the sale, transfer or other disposition of all or substantially all of the Corporation's assets in complete liquidation or dissolution of the Corporation;

(ii) the Corporation amalgamates or enters into a plan of arrangement with another Corporation at arm's length to the Corporation and its affiliates, other than an amalgamation or plan of arrangement that would result in the voting securities of the Corporation outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving or resulting entity) more than 50% of the combined voting power of the surviving or resulting entity outstanding immediately after such amalgamation or plan of arrangement; or

(iii) any Person or combination of Persons at arm's length to the Corporation and its affiliates acquires or becomes the beneficial owner of, directly or indirectly, more than 50% of the voting securities of the Corporation, whether through the acquisition of previously issued and outstanding voting securities, or of voting securities that have not been previously issued, or any combination thereof, or any other transaction having a similar effect.

(h) "Code" means the United States Internal Revenue Code of 1986, as amended from time to time, together with the regulations and official guidance promulgated thereunder.

(i) "Common Share" or "Common Shares" means, as the case may be, one or more common shares in the capital of the Corporation.

(j) "Corporation" means Small Pharma Inc. (formerly Unilock Capital Corp).

(k) "Consultant" has the meaning given to that term in the policies of the TSX Venture Exchange.

(l) "CSOP Overseas Sub-Plan" means the Company Share Option Plan (CSOP) Overseas Sub-Plan in the form attached as Schedule "D" hereto.

(m) "Disinterested Shareholder Approval" means approval by a majority of the votes cast by all shareholders entitled to vote at a meeting of shareholders of the Corporation excluding votes attached to shares beneficially owned by Insiders to whom Options may be granted under this Plan and their Associates.

(n) "Director" means the directors of the Corporation, and for purposes of the Plan includes directors of any Related Entity of the Corporation.

(o) "Eligible Persons" means Directors, Officers, Employees, and Consultants.

(p) "Employee" means an employee of the Corporation and any Related Entity of the Corporation.

(q) "EMI Overseas Sub-Plan" means the Enterprise Management Incentives Overseas Sub-Plan in the form attached hereto as Schedule "C".

(r) "Exchange Hold Period" means such restricted period as required by the TSX Venture Exchange where an Option is granted at a discount to the Market Price.

(s) "Exercise Condition"  has the meaning given to it in paragraph 3.6;

(t) "Exercise Period" means the period during which a particular Option may be exercised and is the period from and including the Award Date through to and including the Expiry Date.

(u) "Exercise Price" means the price at which an Option may be exercised as determined in accordance with paragraph 3.5.

(v) "Expiry Date" means the date determined in accordance with paragraph 3.4 and after which a particular Option cannot be exercised.

(w) "Expiry Period" has the meaning given to that term under paragraph 3.4(b).

(x) "Fixed Expiry Date" has the meaning given to that term under paragraph 3.4.

(y) "Insider" has the meaning given to that term in the Securities Act (Ontario).

(z)  "Market Price" of the Common Shares for a particular Award Date shall be determined as follows:

(i) for each organized trading facility on which the Common Shares are listed, Market Price shall be the closing trading price of the Common Shares on the last trading day immediately preceding the Award Date;

(ii) if the Common Shares are listed on more than one organized trading facility, then Market Price shall be the greater of the Market Prices determined for each organized trading facility on which those Common Shares are listed as determined for each organized trading facility in accordance with section (i) above;

(iii) if the Common Shares are listed on one or more organized trading facility but have not traded during the 10 trading day period immediately preceding the Award Date, then the Market Price shall be, subject to the necessary approvals of the applicable Regulatory Authorities, such value as is determined by resolution of the Board; and

(iv) if the Common Shares are not listed on any organized trading facility, then the Market Price shall be, subject to the necessary approvals of the applicable Regulatory Authorities, the fair market value of the Common Shares on the Award Date as determined by the Board in its discretion.

(aa) "Management Corporation Employee" means an individual employed by a Person providing management services to the Corporation, which are required for the ongoing successful operation of the business enterprise of the Corporation, but excluding a Person engaged in investor relations activities.

(bb) "Officer" means an officer of the Corporation or Management Corporation Employee and for the purposes of the Plan includes officers of the Corporation and Management Corporation Employees and any Related Entity of the Corporation.

(cc) "Option" means an option to acquire Common Shares, awarded to an Eligible Person pursuant to the Plan.

(dd) "Option Certificate" means the certificate, substantially in the form set out as Schedule "A" hereto (or in an Overseas Sub-Plan, as applicable), evidencing an Option.

(ee) "Option Holder" means a Person who holds an unexercised and unexpired Option or, where applicable, the Personal Representative of such person.

(ff) "Other Share Compensation Arrangements" means, other than this Plan and any Options, any previously established and outstanding stock option plans or grants and any other share based compensation arrangements of the Corporation including, but not limited to, the RSU Plan.

(gg) "Overseas Sub-Plan" has the meaning given to it in paragraph 6.2.

(hh) "Person" means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, Corporation or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, regulatory body or agency, government or governmental agency or entity however designated or constituted.

(ii) "Personal Representative" means:

(i) in the case of a deceased Option Holder, the executor or administrator of the deceased duly appointed by a court or public authority having jurisdiction to do so; and

(ii) in the case of an Option Holder who for any reason is unable to manage his or her affairs, the person entitled by law to act on behalf of such Option Holder.

(jj) "Plan" means this stock option plan.

(kk) "Regulatory Authorities" means all stock exchanges, inter-dealer quotation networks and other organized trading facilities on which the Corporation's Shares are listed and all securities commissions or similar securities regulatory bodies having jurisdiction over the Corporation.

(ll) "Related Entity" has the meaning given to that term in National Instrument 45-106 Prospectus and Registration Exemptions.

(mm)  "RSU Plan" means the restricted share unit plan of the Corporation, as it may be amended from time to time.

(nn) "Securities Laws" means securities legislation, securities regulations and securities rules, as amended, and the instruments, forms, notices and policy documents in force from time to time that are applicable to the Corporation.

(oo) "Share" or "Shares" means, as the case may be, one or more shares of any class in the share capital of the Corporation from time to time.

(pp) "Subsidiary" means any entity (other than the Corporation), that is a subsidiary of the Corporation as such term is defined in the Business Corporations Act (British Columbia), as amended, varied or re-enacted from time to time.

(qq) "Termination Date" means:

(i) in the case of the Option Holder's resignation from employment or the termination of the Option Holder's consulting contract by the Option Holder, the date that the Option Holder provides notice of such resignation or termination to the Corporation or any of its affiliates; or

(ii) in the case of the termination of the Option Holder's employment or consulting contract by the Corporation or any of its affiliates for any reason (whether such termination is lawful or unlawful) other than death, the date that the Corporation or any of its affiliates delivers written notice of such lawful or unlawful termination of the Option Holder's employment or consulting contract to the Option Holder; or

(iii) in the case of the expiry of a fixed-term employment agreement or consulting contract that is not renewed or extended, the last day of the term.

1.2 Choice of Law

The Plan is established under, and the provisions of the Plan shall be subject to and interpreted and construed in accordance with, the laws of the Province of British Columbia.

1.3 Headings

The headings used herein are for convenience only and are not to affect the interpretation of the Plan.

ARTICLE 2
PURPOSE AND PARTICIPATION

2.1 Purpose

The purpose of the Plan is to provide the Corporation with a share-related mechanism to attract, retain and motivate qualified Directors, Officers, Consultants and Employees, to reward such of those Directors, Officers, Consultants and Employees as may be awarded Options under the Plan by the Board from time to time for their contributions toward the long term goals of the Corporation and to enable and encourage such Directors, Officers, Consultants and Employees to acquire Common Shares as long term investments.

2.2 Participation

The Board shall, from time to time and in its sole discretion, determine which of the Eligible Persons, if any, shall be awarded Options.  The Board shall only award an Option to a Consultant, Employee, or Management Corporation Employee if the Consultant, Employee, or Management Corporation Employee is a bona fide Consultant, Employee, or Management Corporation Employee of the Corporation or an affiliate of the Corporation, and the Corporation and the Option Holder shall make such a representation if required by the Regulatory Authorities. In addition, an Eligible Person subject to taxation in the United States must be employed by or providing consulting services to the Corporation or a Subsidiary on the Award Date in order to be granted an Option pursuant to the Plan.  The Board may, in its sole discretion, grant the majority of the Options to Insiders of the Corporation. However, in no case shall:

(a) the number of Options awarded in a one year period to any one Consultant exceed 2% of the issued Shares of the Corporation (calculated at the time of the award);

(b) the number of Options awarded in a one year period to any one individual exceed 5% of the outstanding Shares of the Corporation (calculated at the time of the award), unless Disinterested Shareholder Approval has been obtained;

(c) the aggregate number of Options awarded in a one year period to Persons employed to provide investor relations services exceed 2% of the issued Shares of the Corporation (calculated at the time of the award);

(d) the aggregate number of Options awarded to insiders under the Plan and any Other Share Compensation Arrangements in a one year period exceed 10% of the issued Shares of the Corporation (calculated at the time of the award), unless Disinterested Shareholder Approval has been obtained; or

(e) the aggregate number of Common Shares reserved for issuance to insiders upon the exercise of Options awarded under the Plan and any Other Share Compensation Arrangements, exceed 10% of the issued Shares of the Corporation (calculated at the time of the award), unless Disinterested Shareholder Approval has been obtained.

2.3 Notification of Award

Following the award of an Option by the Board, the Administrator shall notify the Option Holder in writing of the award and shall enclose with such notice the Option Certificate representing the Option so awarded. Where such Options are subject to an Exchange Hold Period, the Option Certificate representing the Options so awarded will bear the such legend as required by the TSX Venture Exchange.

2.4 Copy of Plan

Each Option Holder, concurrently with the notice of the award of the Option, shall be provided with a copy of the Plan. A copy of any amendment to the Plan shall be promptly provided by the Administrator to each Option Holder.

2.5 Limitation

The Plan does not give any Option Holder that is a Director or Officer the right to serve or continue to serve as a Director or Officer of the Corporation or any of its affiliates nor does it give any Option Holder that is an Employee or Consultant the right to be or to continue to be employed with or have a consulting relationship with the Corporation or any of its affiliates.

2.6 Option Granted to Corporations

Except in relation to consultant corporations, Options may only be granted to an individual or a corporation that is wholly owned by Eligible Persons. If a corporation is an Option Holder, it must provide the TSX Venture Exchange with a completed Form 4F - Certification and Undertaking Required from a Corporation Granted an Incentive Stock Option. The corporation must agree not to effect or permit any transfer of ownership or option of shares of the corporation nor to issue further shares of any class in the corporation to any other individual or entity as long as the Option remains outstanding, except with the written consent of the TSX Venture Exchange.

2.7 Jurisdictions

Notwithstanding any provision of the Plan to the contrary, in order to comply with the laws in the jurisdictions in which the Corporation and its Related Entities operate or have Eligible Persons, or in order to comply with the requirements of any Regulatory Authorities, the Board, in its sole discretion, shall have the power and authority to:  (a) determine which Related Entities shall be covered by the Plan; (b) establish or modify the terms and conditions of any Option granted to Eligible Persons to comply with any applicable laws; (c) establish subplans and modify exercise procedures and other terms and procedures, to the extent such actions may be necessary or advisable; provided, however, that no such subplans and/or modifications shall increase the share limitations contained in sections 2.2 and 3.2 of this Plan; and (d) take any action, before or after an Option is granted, that it deems advisable to obtain approval or comply with any applicable laws including necessary local governmental regulatory exemptions or approvals or listing requirements of any Regulatory Authorities.

ARTICLE 3
TERMS AND CONDITIONS OF OPTIONS

3.1 Board to Issue Common Shares

The Common Shares to be issued to Option Holders upon the exercise of Options shall be authorized and unissued Common Shares the issuance of which shall have been authorized by the Board.

3.2 Number of Common Shares

The maximum number of Common Shares which may be issuable from time to time under Options outstanding pursuant to this Plan and which may be issuable under any Other Share Compensation Arrangement shall be, in the aggregate, that number equal to 10% of the Corporation's issued and outstanding Common Shares at the relevant date.  The number of Common Shares in respect of which Options are (a) cancelled or not exercised prior to expiry, for any reason, or (b) exercised, shall be available for subsequent Option grants under the Plan. No fractional shares may be purchased or issued hereunder.

3.3 Term of Option

Subject to such other terms or conditions that may be attached to an Option granted hereunder, an Option Holder may exercise any vested portion or portions of an Option in whole or in part at any time or from time to time during the Exercise Period. Any Option or part thereof not exercised within the Exercise Period shall terminate and become null, void and of no effect as of 5:00 p.m. local time in Toronto, Ontario on the Expiry Date.

3.4 Termination

Subject to subparagraphs (a) to (e) below, the Expiry Date of an Option shall be the date fixed by the Board at the time the particular Option is awarded (the "Fixed Expiry Date"), provided that the Expiry Date shall be no later than the date that is 10 years following the Award Date of such Option:

(a) Death

If the Option Holder dies while his or her Option is outstanding, then unless otherwise provided for in the Option Certificate, the following shall apply. The Expiry Date for any vested portion or portions of the Option shall be the earlier of the Fixed Expiry Date and the date that is 12 months after the date of the Option Holder's death. The Expiry Date for any unvested portion of the Option shall be the date of the Option Holder's death. The right to purchase Common Shares under an Option shall not vest after the date of the Option Holder's death.

(b) Ceasing to be a Director or Officer

If the Option Holder holds an Option as a Director or Officer and the Option Holder ceases to be a Director or Officer (other than by reason of death), then the following shall apply. The Expiry Date for any vested portion or portions of the Option shall be the earlier of the Fixed Expiry Date and the date that is 90 days after the Option Holder ceases to be a Director and Officer (or such other period as may be determined by the Board, provided that such period is not more than one year) (the "Expiry Period"). Notwithstanding the foregoing, if the Option Holder ceases to be a Director or Officer for Cause, the Expiry Date shall be the date that the Option Holder ceases to be a Director or Officer. The Expiry Date for any unvested portion of the Option shall be the date that the Option Holder ceases to be a Director or Officer. The right to purchase Common Shares under an Option shall not vest after the date that the Option Holder ceases to be a Director or Officer.

(c) Ceasing to be an Employee or Consultant

If the Option Holder holds an Option as an Employee or Consultant and the Option Holder ceases to be an Employee or Consultant (other than by reason of death), then the following shall apply. The Expiry Date for any vested portion or portions of the Option shall be the earlier of the Fixed Expiry Date and the date that is 90 days after the Option Holder ceases to be an Employee or Consultant (or such other period as may be determined by the Board, provided that such period is not more than one year). Notwithstanding the foregoing, if the Option Holder ceases to be an Employee or Consultant for Cause, the Expiry Date shall be the Termination Date. The Expiry Date for any unvested portion of the Option shall be the Termination Date. The right to purchase Common Shares under an Option shall not vest after the Termination Date. For greater certainty, if the Corporation gives an Employee or Consultant working notice of termination of employment or the consulting contract or payment in lieu of notice or if the Corporation wrongfully or constructively dismisses the Employee or Consultant, no vesting shall occur during the working notice period or deemed notice period that the Employee or Consultant receives or should have received. The Expiry Period shall commence on the first day of such working notice period or deemed notice period.

(d) Change of Control

In the event of a Change of Control or impending Change of Control, the Board may, subject to any necessary prior written approval of the Regulatory Authorities, in its sole discretion, deal with outstanding Options in the manner it deems fair and reasonable in light of the circumstances. Without limiting the generality of the foregoing, the Board may, without any action or consent required on the part of any Option Holder:

(i) deliver a notice to the Option Holder advising the Option Holder that the unvested portion of the Option held by the Option Holder, if any, shall immediately vest;

(ii) deliver a notice to an Option Holder advising the Option Holder that the Expiry Date for any vested portion or portions of the Option shall be the earlier of the Fixed Expiry Date and the day that is 10 days following the date of the notice and the Expiry Date for any unvested portion of the Option shall be the date of the notice; or

(iii) take such other actions, and combinations of the foregoing actions, as it deems fair and reasonable under the circumstances.

(e) Black-Out Period

If an Option expires during a Black-Out Period, then, notwithstanding any other provision of the Plan, the Option shall expire 10 Business Days after the Black-Out Period is lifted by the Corporation. For the purposes hereof, a "Black-Out Period" means that period during which a trading black-out period is imposed by the Corporation to restrict trades in the Corporation's securities by an Option Holder.

The foregoing subparagraphs (b) and (c) shall only apply once an Option Holder ceases to fall into any of the categories of Eligible Persons. The Board and the Administrator shall look to which of the definitions of Employee, Director, Officer or Consultant the Option Holder met immediately prior to the Option Holder ceasing to be an Eligible Person to determine which of subparagraphs (b) or (c) shall apply. If the Option Holder met more than one definition, then the following shall apply. If the Option Holder was an Employee or Consultant, then the Option Holder shall be deemed to hold his or her Option as an Employee or Consultant regardless of whether the Option Holder was also a Director or Officer.

3.5 Exercise Price

The price at which an Option Holder may purchase a Common Share upon the exercise of an Option shall be as set forth in the Option Certificate issued in respect of such Option and in any event shall not be less than the Market Price of the Common Shares as of the Award Date. If the Award Date is within ninety days following a distribution of Common Shares by the Corporation under a prospectus, the Exercise Price for such Options shall not be less than the per share price paid by the public investors for the Common Shares acquired in that distribution. For clarity, the ninety day period beings on the date the final receipt is issued for the prospectus.  Notwithstanding anything else contained herein, in no case shall the Exercise Price be less than the minimum prescribed by each of the organized trading facilities as would apply to the Award Date in question. Any reduction in the Exercise Price of an Option held by an Insider at the time of the proposed amendment requires Disinterested Shareholder Approval.

3.6 Additional Terms

Subject to all applicable Securities Laws and the rules and policies of all applicable Regulatory Authorities, the Board may attach other terms and conditions (an "Exercise Condition") to the award of a particular Option, such terms and conditions to be referred to in, or in a schedule attached to, the Option Certificate. These terms and conditions may include, but are not necessarily limited to, providing that an Option or a portion or portions of an Option expire on a certain date, after certain periods of time or upon the occurrence of certain events other than as provided for herein, provided that no Option shall expire more than ten years after the Award Date.

3.7 Assignment of Options

Options may not be assigned or transferred, provided however that the Personal Representative of an Option Holder may, to the extent permitted by section 4.1, exercise the Option within the Exercise Period.

3.8 Adjustments

If:

(a) the Common Shares are changed into or exchanged for a different number or kind of Shares of the Corporation or securities of another corporation, whether through an arrangement, amalgamation or other similar procedure or otherwise, or a share recapitalization, subdivision or consolidation;

(b) a dividend is declared upon the Common Shares, payable in Common Shares (other than in lieu of dividends paid in the ordinary course);

(c) the Corporation distributes by way of a dividend, or otherwise, to all or substantially all holders of Common Shares, property, evidences of indebtedness or Shares or other securities of the Corporation (other than Common Shares) or rights, options or warrants to acquire Common Shares or securities convertible into or exchangeable for Common Shares or other securities or property of the Corporation, other than as a dividend in the ordinary course; or

(d) there is any other change that the Board, in its sole discretion, determines equitably requires an adjustment to be made,

then, subject to any required action by the shareholders of the Corporation and any necessary approval of the Regulatory Authorities, any term that the Board determines requires adjustment (including the number of Common Shares subject to each outstanding Option and the number of Common Shares that have been authorized for issuance under the Plan but as to which no Options have yet been granted or that have again become available for the purposes of the Plan, the Exercise Price of each outstanding Option, as well as any other terms that the Board determines require adjustment) shall be adjusted by the Board in the manner the Board deems appropriate and its determination shall be final, binding and conclusive. Except as the Board determines, no issuance by the Corporation of Shares of any class, or securities convertible into Shares of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or Exercise Price of Common Shares subject to an Option. No fractional shares shall be issued upon the exercise of an Option and accordingly, if as a result of the adjustment, an Option Holder would become entitled to a fractional Common Share, such Option Holder shall have the right to purchase only the next lowest whole number of Common Shares and no payment or other adjustment shall be made with respect to the fractional interest so disregarded.

3.9 Vesting

The Board, subject to the policies of the TSX Venture Exchange, may determine and impose terms upon which an Option shall become vested and exercisable, including require the satisfaction of any Exercise Condition.

Notwithstanding the foregoing, Options awarded to Consultants performing investor relations activities must vest in stages over 12 months with no more than one-quarter vesting in any three month period.

3.10 Personal Information Form and Monitoring of Trading

An Option Holder who becomes a new Insider of the Corporation or who is undertaking investor relations activities must file a Personal Information Form or such other documents as may be required by the Regulatory Authorities. An Option Holder who performs investor relations activities must comply with all procedures established by the Board or the Regulatory Authorities to monitor the Option Holder's trading in the securities of the Corporation.

ARTICLE 4
EXERCISE OF OPTION

4.1 Exercise of Option

(a) An Option may be exercised only by the Option Holder or the Personal Representative of the Option Holder.

(b) An Option Holder may not exercise an Option before any Exercise Condition relating to that Option have been satisfied or, otherwise, waived in accordance with its terms.

(c) An Option Holder or the Personal Representative of the Option Holder may exercise the vested portion or portions of an Option in whole or in part at any time or from time to time during the Exercise Period up to 5:00 p.m. local time in Vancouver, British Columbia on the Expiry Date by delivering to the Administrator a Exercise Notice, the applicable Option Certificate and a certified cheque or bank draft payable to the Corporation in an amount equal to the aggregate Exercise Price of the Common Shares to be purchased pursuant to the exercise of the Option.

(d) Unless otherwise required by applicable laws, or as determined in the discretion of the Board or the Administrator, the Exercise Price for Options shall be designated in Canadian  dollars.  A foreign Option Holder may be required to provide evidence that any currency used to pay the Exercise Price of any Option was acquired and taken out of the jurisdiction in which the Option Holder resides in accordance with applicable laws, including foreign exchange control laws and regulations.  In the event the Exercise Price for an Option is paid in another foreign currency, if permitted by the Administrator, the amount payable will be determined by conversion from Canadian dollars at the exchange rate as selected by the Administrator on the date of exercise.  For Option Holders subject to United States income tax, such conversion shall be determined in a manner which does not result in any adverse tax consequences to the Option Holder pursuant to Section 409A of the Code.

4.2 Issue of Share Certificates

As soon as practicable following the receipt of the Exercise Notice, the Administrator shall cause to be delivered to the Option Holder a certificate for the Common Shares purchased by the Option Holder. Where such Common Shares are subject to an Exchange Hold Period, the certificate representing such Common Shares will bear the such legend required by the TSX Venture Exchange. If the number of Common Shares in respect of which the Option was exercised is less than the number of Common Shares subject to the Option Certificate surrendered, the Administrator shall forward a new Option Certificate to the Option Holder concurrently with delivery of the share certificate for the balance of the Common Shares available under the Option.

4.3 Condition of Issue

The Options and the issue of Common Shares by the Corporation pursuant to the exercise of Options are subject to the terms and conditions of the Plan and compliance with the rules and policies of all applicable Regulatory Authorities with respect to the granting of such Options and the issuance and distribution of such Common Shares, and to all applicable Securities Laws. The Option Holder agrees to comply with all such laws, regulations, rules and policies and agrees to furnish to the Corporation any information, reports or undertakings required to comply with, and to fully cooperate with, the Corporation in complying with such laws, regulations, rules and policies.

4.4 Taxes

The Board and the Corporation may take all such measures as they deem appropriate to ensure that the Corporation's obligations under the withholding provisions under income tax laws applicable to the Corporation and other provisions of applicable laws are satisfied with respect to the issuance of Common Shares pursuant to the Plan or the grant or exercise of Options under the Plan. Issuance of Common Shares or delivery of share certificates for Common Shares purchased pursuant to the Plan may be delayed, at the discretion of the Board, until the Board is satisfied that the applicable requirements of income tax laws and other applicable laws have been met.

ARTICLE 5
ADMINISTRATION

5.1 Administration

The Plan shall be administered by the Board. The Board may make, amend and repeal at any time and from time to time such regulations not inconsistent with the Plan as it may deem necessary or advisable for the proper administration and operation of the Plan and such regulations shall form part of the Plan. The Board may delegate to the Administrator or any director, officer or employee of the Corporation such administrative duties and powers as it may see fit.

5.2 Interpretation

The interpretation by the Board of any of the provisions of the Plan and any determination by it pursuant thereto shall be final and conclusive and shall not be subject to any dispute by any Option Holder. No member of the Board or any person acting pursuant to authority delegated by it hereunder shall be liable for any action or determination in connection with the Plan made or taken in good faith and each member of the Board and each such person shall be entitled to indemnification with respect to any such action or determination in the manner provided for by the Corporation.

ARTICLE 6
AMENDMENT, TERMINATION AND NOTICE

6.1 Amendments

The Board may, subject to the approval of any Regulatory Authority whose approval is required and the approval of shareholders where required by such Regulatory Authority, amend the Plan or any Option at any time. Without limiting the generality of the foregoing, the Board is specifically authorized to amend the terms of the Plan or any Option without obtaining the approval of shareholders in the following circumstances, subject to any limitations that may be prescribed by the policies of the TSX Venture Exchange from time to time:

(a) amendments of a "housekeeping" nature including, but not limited to, of a clerical, grammatical or typographical nature;

(b) to correct any defect, supply any information or reconcile any inconsistency in the Plan in such manner and to such extent as shall be deemed necessary or advisable to carry out the purposes of the Plan;

(c) a change to the vesting provisions of any Option or the Plan;

(d) amendments to reflect any changes in requirements of any Regulatory Authority to which the Corporation is subject;

(e) a change to the termination provisions of an Option which does not result in an extension beyond the original term of the Option;

(f) in the case of any Option, the substitutions and/or adjustments contemplated under section 3.8 of this Plan;

(g) a change to the class of Eligible Persons that may participate under the Plan; and

(h) amendments to take account of a change in legislation, or to obtain or maintain favourable tax, or exchange control treatment for Option Holders or for any Related Entity of the Corporation,

provided that, in the case of any Option, no such amendment may, without the consent of the Option Holder, materially decrease the rights or benefits accruing to such Option Holder or materially increase the obligations of such Option Holder. Notwithstanding the foregoing, shareholder approval shall be required in respect of:

(a) any amendments to the number of Common Shares (or other securities) issuable under the Plan;

(b) any amendment which reduces the exercise price of an option that is held by an Insider;

(c) any amendment extending the term of an option held by an Insider beyond its original expiry date except as otherwise permitted by the Plan; and

(d) amendments required to be approved by shareholders under applicable law (including, without limitation, the rules, regulations and policies of the Regulatory Authorities).

Where shareholder approval is sought for amendments under subsections (b) or (c) above, the votes attached to Common Shares held directly or indirectly by Insiders benefiting from the amendment will be excluded.

6.2 Overseas Sub-Plans

In addition to the EMI Overseas Sub-Plan and the CSOP Overseas Sub-Plan (attached hereto as Schedules "C" and "D", respectively), the Board may establish additional sub-plans from time to time to operate in overseas territories (each sub-plan, including without limitation the EMI Overseas Sub-Plan and the CSOP Overseas Sub-Plan, an "Overseas Sub-Plan"), provided that:

(a) all Overseas Sub-Plans are subject to the limitations set out in paragraph 3.2 and the rules and regulations of the TSX Venture Exchange;

(b) the prior approval of the TSX Venture Exchange is obtained prior to the implementation of any Overseas Sub-Plan;

(c) only Eligible Persons who are resident in (or otherwise subject to the tax laws of) the relevant territory are entitled to participate in any Overseas Sub-Plan; and

(d) no Eligible Person has an entitlement to awards under any Overseas Sub-Plan greater than the maximum entitlement of an Eligible Person under the Plan.

Any Overseas Sub-Plan must be governed by rules similar to these rules of the Plan, as modified to the extent necessary to take account of applicable tax, social security, employment, company, exchange control, trust or securities (or any other relevant) law, regulation or practice.

6.3 Amendment Subject to Approval

If the amendment of an Option requires regulatory or shareholder approval, such amendment may be made prior to such approvals being given, but no such amended Options may be exercised unless and until such approvals are given.

6.4 Approvals

The Plan and any amendments hereto are subject to all necessary approvals of the applicable Regulatory Authorities and shareholders.

6.5 Termination

The Board may terminate the Plan at any time provided that such termination shall not alter the terms or conditions of any Option or impair any right of any Option Holder pursuant to any Option awarded prior to the date of such termination which shall continue to be governed by the provisions of the Plan.

6.6 Agreement

The Corporation and every Option awarded hereunder shall be bound by and subject to the terms and conditions of the Plan. By accepting an Option granted hereunder, the Option Holder has expressly agreed with the Corporation to be bound by the terms and conditions of the Plan.

6.7 Notice

Any notice or other communication contemplated under the Plan to be given by the Corporation to an Option Holder shall be given by the Corporation delivering or sending by electronic transmission the notice to the Option Holder at the last address for the Option Holder in the Corporation's records. Any such notice shall be deemed to have been given on the date on which it was delivered, or in the case of an electronic transmission, the next Business Day after transmission. An Option Holder may, at any time, advise the Corporation of a change in the Option Holder's address or email address.

SCHEDULE "A" - STOCK OPTION PLAN
OPTION CERTIFICATE

SMALL PHARMA INC.

This Certificate is issued pursuant to the provisions of the Small Pharma Inc. (the "Corporation") Stock Option Plan (the "Plan") and evidences that [●] is the holder (the "Option Holder") of an option (the "Option") to purchase up to [●] common shares in the capital of the Corporation (the "Common Shares") at a purchase price of Cdn. $[●] per Common Share.

Subject to the provisions of the Plan:

(a) the Award Date of the Option is [●]; and

(b) the Fixed Expiry Date of the Option is [●].

The Option shall be subject to and be exercisable in accordance with the vesting schedule attached hereto as Schedule "A".

Subject to the provisions of the Plan, the vested portion or portions of the Option may be exercised at any time and from time to time from and including the Award Date through to 5:00 p.m. local time in Toronto, Ontario on the Expiry Date by delivering to the Corporation the Plan Exercise Notice in the form attached hereto as Schedule "B", together with this Certificate and a certified cheque or bank draft payable to the Corporation in an amount equal to the aggregate of the Exercise Price of the Common Shares in respect of which the Option is being exercised.

This Certificate and the Option evidenced hereby is not assignable, transferable or negotiable and is subject to the detailed terms and conditions contained in the Plan, the terms and conditions of which the Option Holder hereby expressly agrees with the Corporation to be bound by. This Certificate is issued for convenience only and in the case of any dispute with regard to any matter in respect hereof, the provisions of the Plan and the records of the Corporation shall prevail.

The Option is also subject to the terms and conditions contained in the schedules, if any, attached hereto as Schedule "A". All terms not otherwise defined in this Certificate shall have the meanings given to them under the Plan.

Dated this [●] day of [●], 20[●].

SMALL PHARMA INC.
Per:
Name: Title:

OPTION CERTIFICATE - SCHEDULE "A"

ADDITIONAL TERMS AND CONDITIONS

SMALL PHARMA INC.

The additional terms and conditions attached to the Option represented by this Option Certificate are as follows:

1. Vesting. The Option to purchase all or any part of the Common Shares shall vest in accordance with the following vesting provisions:

(a) [●] Common Shares shall vest and become exercisable on [●];

(b) [●] Common Shares shall vest and become exercisable on [●];

(c) [●] Common Shares shall vest and become exercisable on [●], and

(d) [●] Common Shares shall vest and become exercisable on [●]

.

OPTION CERTIFICATE - SCHEDULE "B"

EXERCISE NOTICE

SMALL PHARMA INC.

TO: Small Pharma Inc. (the "Corporation")

The undersigned hereby irrevocably gives notice, pursuant to the Corporation's Stock Option Plan (the "Plan"), of the exercise of the Option to acquire and hereby subscribes for (cross out inapplicable item):

(a) all of the Common Shares; or

(b) ___________________ of the Common Shares;

which are the subject of the Option Certificate attached hereto.

The undersigned tenders herewith a certified cheque or bank draft (circle one) payable to the Corporation in an amount equal to the aggregate Exercise Price of the aforesaid Common Shares exercised and directs the Corporation to issue the certificate evidencing said Common Shares in the name of the undersigned to be mailed to the undersigned at the following address:

By executing this Exercise Notice, the undersigned hereby confirms that the undersigned has read the Plan and agrees to be bound by the provisions of the Plan. All terms not otherwise defined in this Exercise Notice shall have the meanings given to them under the Plan or the attached Option Certificate.

DATED the ________ day of ____________________, __________.

Signature of Option Holder

SCHEDULE "B" - EMI OVERSEAS SUB-PLAN

SMALL PHARMA INC.

1. Rules

The rules of the Small Pharma Inc. Stock Option Plan (the "Plan") will apply to Options granted or to be granted under this Enterprise Management Incentives Overseas Sub-Plan (the "Sub-Plan"), with the changes set out in this Sub-Plan.  This Sub-Plan shall qualify as a "Overseas Sub-Plan" as defined in the Plan.

2. Definitions and Interpretation

2.1 For the purposes of the grant of Options pursuant to this Sub-Plan, all capitalized terms used but not defined in this Sub-Plan shall have the meanings ascribed to such terms in the Plan, and the following words and expressions shall have the following meanings:

51% Subsidiary	has the meaning given in section 989 of the Income Tax Act 2007;
Associate	has the meaning given to "associate" by paragraph 31, paragraph 32 and paragraph 33 of Schedule 5, with Chapter 11 of Part 7 of ITEPA being applied for the purposes of paragraph 32(2);
CSOP Option	a share option granted under a Schedule 4 CSOP Scheme as defined in Schedule 4 to ITEPA;
Disqualifying Event	has the meaning given in sections533 to 536 of ITEPA;
Eligible Employee	any Employee who:
(a) meets the Working Time Requirement;
(b) does not have a Material Interest (either on their own or together with one or more of their Associates); and
(c) has no Associate or Associates who or which has or (taken together) have a Material Interest;
EMI Option	an Option which, at the Award Date, is a Qualifying Option;
Employee	an individual who is an employee of the Corporation or any other Group Company which is also a Qualifying Subsidiary;
Employer Company	the Group Company which is the Option Holder's employer or former employer as applicable;
Employer NICs	any secondary class 1 (employer) NICs (or any similar liability for social security contribution in any jurisdiction) that the Corporation or any Employer Company of an Option Holder is liable to pay as a result of any Taxable Event (or which that person would be liable to pay in the absence of an election of the type referred to in Rule 7.2(b)) and that may be lawfully recovered from the Option Holder;

Group	the Company and any Related Entity from time to time which is also a 51% Subsidiary, and "Group Company" shall be construed accordingly;
HMRC	HM Revenue & Customs;
ITEPA	the UK's Income Tax (Earnings and Pensions) Act 2003;
Joint Election	means a joint election pursuant to Sections 425, 430 or 431 ITEPA;
Market Value	the market value of a Share determined to the satisfaction of the Board in accordance with the applicable provisions of Part VIII of the Taxation of Chargeable Gains Act 1992. If Shares are subject to Relevant Restrictions, the Market Value shall be determined as if they were not;
Option Certificate	a written agreement between the Corporation and the Eligible Employee evidencing the terms and conditions of an Option grant. Each Option Certificate will be subject to the terms and conditions of the Plan (as amended by this Sub-Plan). Each Option Certificate shall be in the form as the Board may prescribe from time to time in accordance with the Plan (as amended by this Sub-Plan) and, in any event, containing the information required by Schedule 5;
Qualifying Option	an Option which meets the requirements of Schedule 5;
Qualifying Subsidiary	has the meaning given by paragraph 11 of Schedule 5;
Relevant Restriction	a provision included in any contract, agreement, arrangement or condition (including the Corporation's written constitution) to which any of section 423(2), 423(3) and 423(4) of ITEPA would apply if references in them to employment-related securities were references to Shares;
Schedule 5	Schedule 5 to ITEPA;
Sufficient Shares	the smallest number of Shares that, when sold, produce an amount at least equal to the relevant Tax Liability (after deduction of brokerage and any other charges or taxes on the sale);
Taxable Event	any event or circumstance that gives rise to a liability for the Option Holder to pay income tax, NICs or both (or their equivalents in any jurisdiction):
(a) in respect of the Option, including its exercise, assignment or surrender for consideration, or the receipt of any benefit in connection with it;

(b) in respect of any Shares (or other securities or assets):
(i) earmarked or held to satisfy the Option;
(ii) acquired on exercise of the Option;
(iii) acquired as a result of holding the Option; or
(iv) acquired in consideration of the assignment or surrender of the Option;
(c) in respect of any securities (or other assets) acquired or earmarked as a result of holding Shares (or other securities or assets) mentioned in (b) above; or
(d) arising as a result of entering into an election under section 430 or 431 of ITEPA 2003; or
(e) in respect of any amount due under PAYE in respect of securities or assets within (a) to (c) above, including any failure by the Option Holder to make good such an amount in the time limit specified in section 222 of ITEPA 2003;
Tax Liability the total of	(a) any income tax and primary class 1 (employee) NICs (or their equivalents in any jurisdiction) for which any Employer Company of the Option Holder is or may be liable to account (or reasonably believes it is or may be liable to account) as a result of any Taxable Event; and
(b) unless the Corporation directs otherwise, any Employer NICs that any Employer Company of the Option Holder is, or may be, liable to pay (or reasonably believes it is or may be liable to pay) as a result of any Taxable Event and that can be recovered lawfully from the Option Holder;
Working Time	has the meaning given in paragraph 27 of Schedule 5; and
Working Time Requirement	the requirement as to commitment of Working Time as prescribed by paragraph 26 of Schedule 5.

2.2 A reference to "Rule" is to a rule in this Sub-Plan and reference to "Section" is to a section in the Plan.

3. Operation

3.1 The Corporation (acting through the Board) may grant EMI Options for commercial reasons in order to recruit or retain an Eligible Employee. The Corporation may not grant EMI Options as part of any scheme or arrangement for which the main purpose (or one of its main purposes) is tax avoidance.

3.2 The Corporation may grant Options intended to be EMI Options only when the Corporation is a qualifying company, as defined in paragraph 8 of Schedule 5.

3.3 The Corporation shall grant an Option by entering into an Option Certificate. Each Option Certificate shall (without limitation):

(a) specify the Award Date;

(b) specify that the Option is an EMI Option i.e. granted under the provisions of Schedule 5;

(c) specify the date when the Option will lapse, assuming that the Option is not exercised earlier and no event occurs to cause the Option to lapse earlier. This date may not be later than the tenth anniversary of the Award Date;

(d) if the Shares are subject to any Relevant Restriction, include details of that Relevant Restriction;

(e) include a statement that the Option is subject to this Sub-Plan (which shall be incorporated in the Option Certificate by reference);

(f) include the terms required by Rule 7.1, Rule 7.2 and Rule 7.4;

(g) include the power of attorney required by Rule 7.5;

(h) include a summary of Rule 6 (Transferability of Options and lapse); and

(i) if the Option is intended to be an EMI Option, include a declaration by the Option Holder of compliance with the Working Time Requirement.

4. Overall Grant Limits

4.1 At any time, the total Market Value (at the relevant dates of grant) of the Shares (and any other shares in the Corporation) that can be acquired on the exercise of all EMI Options over the shares must not exceed £3 million (or any other amount as may be specified by paragraph 7 of Schedule 5 at the relevant time). No Option shall be an EMI Option if, immediately before it is granted, the total Market Value (at the relevant dates of grant) of the Shares (and any other shares of the Corporation) that can be acquired on the exercise of all EMI Options over these shares already equals £3 million (or any other amount as may be specified by paragraph 7 of Schedule 5 at the relevant time).

4.2 If the grant of any Option that is:

(a) intended to be an EMI Option; and

(b) not granted at the same time as any other Option(s),

would cause the limit in Rule 4.1 above to be exceeded, that Option shall not be an EMI Option so far as it relates to the excess.

4.3 If several Options are:

(a) intended to be EMI Options; and

(b) granted at the same time as each other,

and this would cause the limit in Rule 4.1 above to be exceeded, the Options shall not be EMI Options so far as they relate to the excess. Paragraph 7(5) of Schedule 5 applies for the purpose of determining which part of each of these Options relates to the excess.

5. Individual Grant Limits

5.1 At any time, the total Market Value (at the relevant dates of grant) of the shares (which may include Shares) that an Eligible Employee can acquire on the exercise of EMI Options granted to the Eligible Employee by reason of employment with:

(a) the Corporation; or

(b) any two or more Group Companies,

may not exceed £249,999 (or any other amount as may be specified by paragraph 5 of Schedule 5 at the relevant time minus £1). No Option shall be an EMI Option if, immediately before it is granted, the total Market Value (at the relevant dates of grant) of the shares that can be acquired on the exercise of all EMI Options held by the relevant Eligible Employee and falling within this Rule 5.1 equals £250,000 (or any other amount as may be specified by paragraph 5 of Schedule 5 at the relevant time).

5.2 Any CSOP Options granted to the relevant Eligible Employee by reason of employment with any Group Company shall be treated as EMI Options to be counted against the limit set out in Rule 5.1.

5.3 If the grant of any Option that is intended to be an EMI Option would cause the limit in Rule 5.1 to be exceeded, that Option shall not be an EMI Option so far as it relates to the excess.

5.4 If an Eligible Employee has been granted EMI Options over shares (which may include Shares) with a total Market Value of £250,000 (or any other amount as may be specified by paragraph 6 of Schedule 5 at the relevant time) by reason of employment with:

(a) the Corporation; or

(b) any two or more Group Companies,

whether or not those EMI Options have been exercised or released, any Option granted to that Eligible Employee shall not be an EMI Option if the Award Date of that Option falls within the period of three years after the Award Date of the last EMI Option to be granted to the Eligible Employee that falls within this Rule 5.4.

6. Transferability of Options and lapse

6.1 An Option Holder may not transfer or assign, or have any charge or other security interest created over an Option (or any right arising under it). An Option shall lapse if the relevant Option Holder attempts to do any of those things. However, this rule does not prevent the transmission of an Option to an Option Holder's personal representatives on the death of the Option Holder.  Section 3.7 shall be construed accordingly.

7. Tax Liabilities

7.1 Each Option Certificate shall include the Option Holder's irrevocable agreement to:

(a) pay to the Corporation or Employer Company (as appropriate) the amount of any Tax Liability; or

(b) enter into arrangements to the satisfaction of the Corporation or Employer Company (as appropriate) for payment of any Tax Liability.

7.2 Unless the Corporation directs that it shall not, each Option Certificate shall include the Option Holder's irrevocable agreement that:

(a) the Corporation or Employer Company (as appropriate) may recover the whole or any part of any Employer NICs from the Option Holder; and

(b) at the request of the Corporation or Employer Company, the Option Holder shall elect (using a form approved by HMRC) that the whole or any part of the liability for Employer NICs shall be transferred to the Option Holder.

7.3 If an Option Holder does not fulfil the obligations under either Rule 7.1(a) or Rule 7.1(b) in respect of any Tax Liability arising from the exercise of an Option within seven days after the date of exercise and Shares are readily saleable at that time, the Corporation shall withhold Sufficient Shares from the Shares that would otherwise be delivered to the Option Holder. The Option Holder's obligations under Rule 7.1(a)and Rule 7.1(b) shall not be affected by any failure of the Corporation to withhold shares under this Rule 7.3.

7.4 Each Option Certificate shall include the Option Holder's irrevocable agreement to enter into a Joint Election in respect of the Shares to be acquired on exercise of the relevant Option, if required to do so by the Corporation or Employer Company, on or before any date of exercise of the Option.

7.5 Each Option Certificate shall include a power of attorney appointing the Corporation as the Option Holder's agent and attorney for the purposes of Rule 7.3 and 7.1.

8. Exercise

8.1 An Option shall be exercised in whole or in part by lodging with the Company Secretary or such other person as the Board may specify:

(a) the relevant Option Certificate;

(b) a duly completed Notice of Exercise;

(c) a signed Joint Election (if not already completed); and

(d) unless the Board permits the Option Holder to enter into alternative arrangements for the payment of the aggregate Exercise Price relating to the total number of Shares under Option which are being exercised and any Tax Liability, payment in full to cover such liabilities.

8.2 Section 4.1 of the Plan shall be amended accordingly to reflect the provisions of this Rule 8 (Exercise).

SCHEDULE "C" - CSOP OVERSEAS SUB-PLAN

SMALL PHARMA INC.

1. Rules

The rules of the Small Pharma Inc. Stock Option Plan (the "Plan") will apply to Options granted or to be granted under this Company Share Option Plan (CSOP) Overseas Sub-Plan (the "Sub Plan"), with the changes set out in this Sub-Plan.  This Sub-Plan shall qualify as an "Overseas Sub-Plan" as defined in the Plan.

2. Interpretation

2.1 All capitalized terms used but not defined in this Plan shall have the meanings ascribed to such terms in the Plan, and the following words and expressions shall have the following meanings:

Acquiring Company	has the same meaning as in paragraph 26(2) of Schedule 4;

Associate	has the same meaning as in paragraph 12 of Schedule 4;

Associated Company	has the same meaning as in paragraph 35 of Schedule 4;

Company Reorganisation	has the same meaning as in paragraph 26 of Schedule 4;

Control	shall be as defined in section 719 of ITEPA 2003 and the expression change of Control shall be construed accordingly;

Constituent Company	any Subsidiary which the Corporation Controls and which the Board may from time to time decide that the Plan shall extend to;

CSOP Option	an Option granted pursuant to the terms of this Sub-Plan;

Eligible Employee

any Employee who:

(a) does not have a Material Interest (either alone or together with one or more Associates), and has not had such an interest in the last 12 months; and

(b) has no Associate or Associates that has or (taken together) have a Material Interest, or had such an interest in the last 12 months; and

(c) is either:

(i) not a director of any Constituent Company; or

(ii)  a director of a Constituent Company who is required to devote at least 25 hours per week (excluding meal breaks) to those duties;

Existing CSOP Option	a CSOP Option or an option granted under any other Schedule 4 CSOP scheme that has been established by the Corporation or any of its Associated Companies;

ITEPA	the UK's Income Tax (Earning and Pensions) Act 2003;

Market Value

the value of a Share as determined by the Board to its satisfaction in accordance with the applicable provisions of Part VIII of the UK's Taxation of Chargeable Gains Act 1992, save that if the Shares are subject to a Relevant Restriction, Market Value is to be determined as if they were not subject to that Relevant Restriction.

Material Interest	has the same meaning as in paragraph 9 of Schedule 4;

Non-UK Reorganisation Arrangement	has the same meaning as in paragraph 35ZA of Schedule 4;

Option Certificate

a written agreement between the Corporation and the Eligible Employee evidencing the terms and conditions of an Option grant.  Each Option Certificate will be subject to the terms and conditions of the Plan (as amended by this Sub-Plan). Each Option Certificate shall be in the form as the Board may prescribe from time to time in accordance with the Plan (as amended by this Sub-Plan) and, in any event, containing any information required by Schedule 4;

Performance Condition	means any condition which must be satisfied or waived before an Option can be exercised;

Relevant Restriction

a provision contained in any contract, agreement, arrangement or condition (including Corporation's written constitution) to which any of section 423(2), section 423(3) and section 423(4) of ITEPA would apply if references in them to employment-related securities were references to Shares;

Schedule 4	Schedule 4 to ITEPA;

Schedule 4 CSOP scheme	has the same meaning as in paragraph 1(A1) of Schedule 4; and

Subsidiary	a subsidiary as defined in section 1159 of the UK's Companies Act 2006.

2.2 A reference to "Rule" is to a rule in this Sub-Plan and reference to "Section" is to a section in the Plan.

3. Plan takes effect as a Schedule 4 CSOP scheme

3.1 This Sub-Plan specifies variations to the Plan and the way it is operated.  The Plan as so varied is referred as the Sub-Plan.  It takes effect as a Schedule 4 CSOP scheme.

3.2 The Corporation shall give notice of the Sub-Plan to HMRC in accordance with paragraph 28A of Schedule 4.

4. General requirements

4.1 CSOP Options may not be cash-settled.

4.2 The Corporation may grant a CSOP Option only to a person who at the Award Date is an Eligible Employee.

4.3 The Corporation may grant a CSOP Option only over Shares that meet the requirements of paragraphs 16 to 18 and paragraph 20 of Schedule 4.

4.4 If the grant of any share option intended to be a CSOP Option (referred to in this Rule 4.4 as the Excess Option) would cause the total Market Value of shares subject to:

(a) the Excess Option; and

(b) all Existing CSOP Options held by the relevant Eligible Employee to exceed £30,000 (or any other amount specified in paragraph 6 of Schedule 4 at the relevant time), the whole of that Excess Option shall take effect as an Option granted outside the Sub-Plan and without the tax advantages available for CSOP Options.

5. Requirements relating to Options

5.1 Without limitation, an Award Certificate relating to a CSOP Option shall state:

(a) that the CSOP Option is granted under the provisions of Schedule 4;

(b) the times at which the CSOP Option may be exercised (in whole or in part); and

(c) the circumstances under which the CSOP Option will lapse or be cancelled (in whole or in part).

5.2 The Exercise Price of a CSOP Option shall not be less than the Market Value of a Share on the Award Date.

5.3 Section 3.8 (Adjustments) shall apply to CSOP Options with the following variations:

(a) the payment by the Corporation of a special dividend, or a demerger of a Related Entity, or any other extraordinary distribution to shareholders is not an event that permits the Board to adjust a CSOP Option;

(b) the Board may adjust the Exercise Price only in accordance with the provisions of paragraph 22 of Schedule 4;

(c) the Board may adjust the number of Shares only in accordance with either paragraph 22 of Schedule 4 or a mechanism notified to the Option Holder on the Award Date;

(d) the total Market Value of the Shares subject to the CSOP Option, immediately after the variation of share capital, must be substantially the same as immediately before the variation of share capital; and

(e) the total amount payable on exercise of a CSOP Option immediately after the variation of share Capital must be substantially the same as immediately before the variation of share capital.

5.4 The personal representatives of an Option Holder who dies may under no circumstances exercise a CSOP Option more than 12 months after the Option Holder's death.

6. Change of Control

6.1 Section 3.4(d) is varied to the extent necessary to give effect to the following provisions of this Rule 6.

6.2 An Option Holder may exercise a CSOP Option to the extent permitted by the Board if the Acquiring Company obtains Control of the Corporation as a result of making an offer falling within paragraph 25A(3) of Schedule 4.  The period within which the Option Holder may exercise the CSOP Option shall begin when any condition subject to which the offer is made has been satisfied and shall end on the first to expire of:

(a) six months; or

(b) if, as a result of the change of Control, Shares no longer satisfy the requirements of Part 4 of Schedule 4, 20 days.

The CSOP Option shall lapse at the end of that period.

6.3 An Option Holder may exercise a CSOP Option to the extent permitted by the Board if the court sanctions a compromise or arrangement under section 899 of the UK's Companies Act 2006 that is applicable to or affects:

(a) all the ordinary share capital of the Corporation or all the Shares of the same class as the Shares to which the CSOP Option relates; or

(b) all the Shares, or all the Shares of that same class, which are held by a class of shareholders identified otherwise than by reference to their employment or directorships or their participation in a Schedule 4 CSOP scheme.

The period within which the Option Holder may exercise the CSOP Option shall begin on the date of the court sanction and shall end on the first to expire of:

(a) six months; or

(b) if the Acquiring Company obtains Control as a result of the compromise or arrangement, and consequently Shares no longer satisfy the requirements of Part 4 of Schedule 4, 20 days.

The CSOP Option shall lapse at the end of that period.

6.4 An Option Holder may exercise a CSOP Option to the extent permitted by the Board if shareholders become bound by a Non-UK Reorganisation Arrangement that is applicable to or affects:

(a) all the ordinary share capital of the Corporation or all the Shares of the same class as the Shares to which the Option relates; or

(b) all the Shares, or all the Shares of that same class, which are held by a class of shareholders identified otherwise than by reference to their employment or directorships or their participation in a Schedule 4 CSOP scheme.

The period within which the Option Holder may exercise the CSOP Option shall begin on the date the non-UK reorganisation arrangement becomes binding on shareholders and shall end on the first to expire of:

(c) six months; or

(d) if the Acquiring Company obtains Control as a result of the non-UK reorganisation arrangement, and consequently Shares no longer satisfy the requirements of Part 4 of Schedule 4, 20 days.

The CSOP Option shall lapse at the end of that period.

6.5 If a person who is bound or entitled to acquire Shares under sections 979 to 982 or 983 to 985 of the Companies Act 2006 obtains Control of the Corporation, and consequently Shares no longer satisfy the requirements of Part 4 of Schedule 4, Option Holders may exercise CSOP Options within the period of 20 days following the change of Control.  If a CSOP Option is not exercised, it will lapse at the expiry of 20 days following the change of Control or, if earlier, the end of the period during which the person is so bound or entitled.

6.6 If the Board reasonably expects any of the events referred to in Rule 6.2 to Rule 6.5 to occur, the Board may make arrangements permitting Option Holders to exercise CSOP Options during a period of 20 days ending with:

(a) in relation to Rule 6.2, the date on which the Acquiring Company obtains Control and any condition subject to which the offer is made has been satisfied;

(b) in relation to Rule 6.3, the date of the court sanction;

(c) in relation to Rule 6.4, the date the Non-UK Reorganisation Arrangement becomes binding on shareholders; and

(d) in relation to Rule 6.5, the date on which the person becomes bound or entitled to acquire Shares.

An Option Holder who exercises a CSOP Option under this Rule 6.6 will be treated as having exercised it in accordance with Rule 6.2 to Rule 6.5 as the case may be.

If the Board makes arrangements for the exercise of CSOP Options under Rule 6.6 and the expected event does not occur within 20 days of the date of purported exercise, the purported exercise of the CSOP Option shall be treated as having had no effect.

7. Exchange of CSOP Options

7.1 If the Corporation is affected by a Company Reorganisation then an Option Holder may agree with the Acquiring Company within the Rollover Period to release a CSOP Option (Old Option) in consideration of being granted a new option (New Option).

7.2 A New Option shall:

(a) be over shares that satisfy the requirements of paragraphs 16 to 20 of Schedule 4 in the Acquiring Company (or some other company falling within paragraph 27(2)(b) of Schedule 4);

(b) be a right to acquire such number of those shares as have, immediately after grant of the New Option, a total Market Value substantially the same as the total Market Value of the shares subject to the Old Option immediately before its release;

(c) have an exercise price per share such that the total price payable on complete exercise of the New Option is substantially the same as the total price that would have been payable on complete exercise of the Old Option; and

(d) so far as practicable, be on terms otherwise identical to the Old Option immediately before the Old Option's release.

7.3 Any Rollover Period shall have the same duration as the applicable appropriate period defined in paragraph 26(3) of Schedule 4.

7.4 Any New Option granted under Rule 7.1 shall be treated as having been acquired at the same time as the relevant Old Option for all other purposes of the Plan.

7.5 The Plan shall be interpreted in relation to any New Options as if references to:

(a) the Corporation (except for those in the definition of Constituent Company) were references to the Acquiring Company (or to any other company whose shares are subject to the New Options, as the context may require); and

(b) the Shares were references to the shares subject to the New Options.

7.6 The Corporation will remain the scheme organiser of the Plan (as defined in paragraph 2(2) of Schedule 4) following the release of Options and the grant of New Options under Rule 7.1.

7.7 The Acquiring Company shall issue (or procure the issue of) an Award Certificate for each New Option.

8. Other provisions

8.1 Any Performance Condition applying to a CSOP Option shall be an objective measure of the performance of:

(a) the Corporation;

(b) the Option Holder; or

(c) a business unit of which the Option Holder is a part.

8.2 The Board may vary or waive a Performance Condition applying to a CSOP Option only if events occur that cause:

(a) the CSOP Option to become exercisable before the Performance Condition has been satisfied and the original Performance Condition cannot reasonably be applied to the shortened time period; or

(b) the Board to decide that the Performance Condition is no longer an appropriate measure of performance.

8.3 The Board may not amend a key feature of the Plan if, as a result of the amendment, theSub-Plan would no longer be a Schedule 4 CSOP scheme.  A key feature is any provision of the Plan that is necessary to meet the requirements of Schedule 4.

EXHIBIT C
AUDIT COMMITTEE CHARTER

(Implemented pursuant to National Instrument 52-110 - Audit Committees)

National Instrument 52-110 - Audit Committees (the "Instrument") relating to the composition and function of audit committees was implemented for reporting issuers and, accordingly, applies to every TSX Venture Exchange ("TSXV") listed company, including the Corporation.  The Instrument requires all affected issuers to have a written audit committee charter which must be disclosed, as stipulated by Form 52-110F2, in the management information circular of the Corporation wherein management solicits proxies from the security holders of the Corporation for the purpose of electing directors to the board of directors. The Corporation, as a TSXV listed company is, however, exempt from certain requirements of the Instrument.

This Charter has been adopted by the board of directors in order to comply with the Instrument and to more properly define the role of the Committee in the oversight of the accounting, financial reporting process and the audits of the Corporation. Nothing in this Charter is intended to restrict the ability of the board of directors or Committee to alter or vary procedures in order to comply more fully with the Instrument or any other such requirement of the TSXV, as amended from time to time.

PART 1

Purpose:

The purpose of the Committee is to:

a) improve the quality of the Corporation's financial reporting;

b) assist the board of directors to properly and fully discharge its responsibilities;

c) provide an avenue of enhanced communication between the directors and external auditors;

d) enhance the external auditor's independence;

e) ensure the credibility and objectivity of financial reports; and

f) strengthen the role of the directors by facilitating in depth discussions between directors, management and external auditors.

1.1 Definitions

"accounting principles" has the meaning ascribed to it in National Instrument 52-107 Acceptable Accounting Principles and Auditing Standards;

"Affiliate" means a Corporation that is a subsidiary of another Corporation or companies that are controlled by the same entity;

"audit services" means the professional services rendered by the Corporation's external auditor for the audit and review of the Corporation's financial statements or services that are normally provided by the external auditor in connection with statutory and regulatory filings or engagements;

"Charter" means this audit committee charter;

"Committee" means the committee established by and among certain members of the board of directors for the purpose of overseeing the accounting and financial reporting processes of the Corporation and audits of the financial statements of the Corporation;

"Control Person" means any individual or company that holds or is one of a combination of individuals or companies that holds a sufficient number of any of the securities of the Corporation so as to affect materially the control of the Corporation, or that holds more than 20% of the outstanding voting shares of the Corporation except where there is evidence showing that the holder of those securities does not materially affect the control of the Corporation;

"financially literate" has the meaning set forth in Section 1.2;

"immediate family member" means an individual's spouse, parent, child, sibling, mother or father-in-law, son or daughter-in-law, brother or sister-in-law, and anyone (other than an employee of either the individual or the individual's immediate family member) who shares the individual's home;

"independent" means independent only as determined by both the Instrument and the TSX Venture Exchange Corporate Finance Manual;

"Instrument" means National Instrument 52-110 - Audit Committees;

"MD&A" has the meaning ascribed to it in National Instrument 51-102;

"Member" means a member of the Committee;

"National Instrument 51-102" means National Instrument 51-102 - Continuous Disclosure Obligations; and

"non-audit services" means services other than audit services.

1.2 Meaning of Financially Literate

For the purposes of this Charter, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements.

PART 2

2.1 Audit Committee

The board of directors has hereby established the Committee for, among other purposes, compliance with the Instrument.

2.2 Relationship with External Auditors

The Corporation will require its external auditor to report directly to the Committee and the Members shall ensure that such is the case.

Each Member shall be entitled, to the fullest extent permitted by law, to rely on the integrity of those persons and organizations within and outside the Corporation from whom he or she receives information, and the accuracy of the information provided to the Corporation by such other persons or organizations.

2.3 Committee Responsibilities

1. The Committee shall be responsible for making the following recommendations to the board of directors:

a) the external auditor to be nominated for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Corporation; and

b) the compensation of the external auditor.

2. The Committee shall be directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditor regarding financial reporting. This responsibility shall include:

a) reviewing the audit plan with management and the external auditor;

b) reviewing with management and the external auditor any proposed changes in major accounting policies, the presentation and impact of significant risks and uncertainties, and key estimates and judgements of management that may be material to financial reporting;

c) questioning management and the external auditor regarding significant financial reporting issues discussed during the fiscal period and the method of resolution;

d) reviewing any problems experienced by the external auditor in performing the audit, including any restrictions imposed by management or significant accounting issues on which there was a disagreement with management;

e) reviewing audited annual financial statements, in conjunction with the report of the external auditor, and obtaining an explanation from management of all significant variances between comparative reporting periods;

f) reviewing the post-audit or management letter, containing the recommendations of the external auditor, and management's response and subsequent follow up to any identified weakness;

g) reviewing interim unaudited financial statements before release to the public;

h) reviewing all public disclosure documents containing audited or unaudited financial information before release, including any prospectus, the annual report and management's discussion and analysis;

i) reviewing the evaluation of internal controls by the external auditor, together with management's response;

j) reviewing the terms of reference of the internal auditor, if any;

k) reviewing the reports issued by the internal auditor, if any, and management's response and subsequent follow up to any identified weaknesses;

l) reviewing the appointments of the chief financial officer, the Corporation's head of internal audit, if any, and any key financial executives involved in the financial reporting process, as applicable;

m) reviewing annually the Charter and annually obtain approval from the board of directors; and

n) if an internal auditor is appointed, reviewing and annually approving the internal audit charter and the risk based internal audit plan.

3. The Committee shall pre-approve all non-audit services to be provided to the Corporation or its subsidiary entities by the issuer's external auditor.

4. The Committee shall review the Corporation's financial statements, MD&A, and annual and interim earnings press releases before the Corporation publicly discloses this information.

5. The Committee shall review and discuss the quality of the Corporation's accounting principles, internal controls, and financial statements.

6. The Committee shall review and assess the adequacy of risk management policies, procedures, and processes and review updates on risks.

7. The Committee shall ensure that adequate procedures are in place for the review of the Corporation's public disclosure of financial information extracted or derived from the Corporation's financial statements, and shall periodically assess the adequacy of those procedures.

8. When there is to be a change of auditor, the Committee shall review all issues related to the change, including the information to be included in the notice of change of auditor called for under National Instrument 51-102, and the planned steps for an orderly transition.

9. The Committee shall review all reportable events, including disagreements, unresolved issues and consultations, as defined in National Instrument 51-102, on a routine basis, whether or not there is to be a change of auditor.

10. The Committee shall, as applicable, establish procedures for:

a) the receipt, retention and treatment of complaints received by the issuer regarding accounting, internal accounting controls, or auditing matters; and

b) the confidential, anonymous submission by employees of the issuer of concerns regarding questionable accounting or auditing matters.

11. As applicable, the Committee shall establish, periodically review and approve the Corporation's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the issuer.

12. The responsibilities outlined in this Charter are not intended to be exhaustive. Members should consider any additional areas which may require oversight when discharging their responsibilities, including but not limited to the review the materiality levels proposed by external auditors, the viability as a going concern, the status of financial instruments, review of the budget and financial forecasts prepared by management linked to the Corporation's development projects, oversight of tax services provided to the Corporation and selection who shall review (for approval) the expenses of the Chief Executive Officer.

13. While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Corporation's financial statements and disclosures are complete and accurate and in accordance with generally accepted accounting principles and applicable rules and regulations, each of which is the responsibility of management and the Corporation's external auditors.

2.4 De Minimis Non-Audit Services

The Committee shall satisfy the pre-approval requirement in subsection 2.3(3) if:

a) the Corporation or the subsidiary of the Corporation, as the case may be, did not recognize the services as non-audit services at the time of the engagement; and

b) the services are promptly brought to the attention of the Committee and approved by the Committee or by one or more of its Members to whom authority to grant such approvals has been delegated by the Committee, prior to the completion of the audit.

2.5 Delegation of Pre-Approval Function

1. The Committee may delegate to one or more independent Members the authority to pre-approve non-audit services in satisfaction of the requirement in subsection 2.3(3).

2. The pre-approval of non-audit services by any Member to whom authority has been delegated pursuant to subsection 2.5(1) must be presented to the Committee at its first scheduled meeting following such pre-approval.

PART 3

3.1 Composition

1. The Committee shall be composed of a minimum of three Members.

2. The Board shall elect a Chair of the Committee, who must be "Independent" (as such term is defined in National Policy 58-201 - Corporate Governance Guidelines).

3. Every Member shall be a director of the issuer.

4. A majority of the Members must not be executive officers, employees or control persons of the Corporation.

5. Every Member shall be financially literate.

6. The board of directors of the Corporation shall appoint or re-appoint the Members after each annual meeting of shareholders of the Corporation.

PART 4

4.1 Authority

Until the replacement of this Charter, the Committee shall have the authority to:

a) engage independent counsel and other advisors as it determines necessary to carry out its duties;

b) set and pay the compensation for any advisors employed by the Committee;

c) communicate directly with the internal and external auditors; and

d) recommend the amendment or approval of audited and interim financial statements to the board of directors.

5.1 Required Disclosure

The Corporation must include in its Annual Information Form the disclosure required by Form 52-110F2.

5.2 Disclosure in Information Circular

If management of the Corporation solicits proxies from the security holders of the Corporation for the purpose of electing directors to the board of directors, the Corporation shall include in its management information circular a cross-reference to the sections in the Corporation's Annual Information Form that contain the information required by section 5.1.

PART 5

6.1 Meetings

1. Meetings of the Committee shall be scheduled to take place at regular intervals and, in any event, not less frequently than quarterly.

2. Opportunities shall be afforded periodically to the external auditor, the internal auditor and to members of senior management to meet separately with the Members.

3. Minutes shall be kept of all meetings of the Committee.

4. The Committee shall meet separately with external auditors at every meeting where the external auditors are present.

5. The quorum for meetings shall be a majority of the Members, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak to and to hear each other.  No business may be transacted by the Committee except at a meeting of its members at which a quorum of the Committee is present.